Grupo Financiero Galicia S.A. “Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Financial Statements For the nine-month period ended September 30, 2011, presented in comparative format.

Company’s Name:	Grupo Financiero Galicia S.A. “Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Legal Domicile:	Tte. Gral. Juan D. Perón No. 456 – 2nd floor Autonomous City of Buenos Aires

Principal Line of Business:	Financial and Investment Activities

Fiscal Year N° 13
For the nine-month period beginning on January 1, 2011 and ending on September 30, 2011, presented in comparative format.

Date of Registration with the Public Registry of Commerce of
Bylaws of Grupo Financiero Galicia S.A.:	September 30, 1999

Date of Latest Amendment to Grupo Financiero Galicia S.A.’s Bylaws:	July 16, 2010

Registration Number with the Corporation Control Authority (I.G.J.):	12,749

Sequential Number – Corporation Control Authority:	1,671,058

Date of Expiration of Grupo Financiero Galicia S.A.’s Bylaws:	June 30, 2100

Description of the Controlling Company:

Company’s Name:	EBA Holding S.A.

Principal Line of Business:	Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity of Grupo Financiero Galicia S.A. as of 9/30/11:	22.65%

Percentage of Votes of Grupo Financiero Galicia S.A. to which the Controlling Company is Entitled as of 9/30/11:	59.42%

Capital status as of 9/30/11 (Note 8 to the Financial Statements) (Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares)
Shares
Number	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185
1,241,407,017			1,241,407	1,241,407

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet
As of September 30, 2011 and December 31, 2010.
 (Figures Stated in Thousands of Pesos)

	9/30/11	12/31/10
ASSETS
CASH AND DUE FROM BANKS	6,902,248	5,645,571
- Cash	2,261,686	1,489,374
- Financial Institutions and Correspondents	4,640,562	4,156,197
- B.C.R.A.	4,401,148	3,932,281
- Other Local Financial Institutions	22,599	14,607
- Foreign	216,815	209,309
GOVERNMENT AND PRIVATE SECURITIES	3,764,984	2,278,012
- Holdings Recorded at Fair Market Value	75,079	68,231
- Holdings Recorded at their Acquisition Cost plus the I.R.R.	156,190	133,756
- Securities Issued by the B.C.R.A.	3,532,603	2,065,723
- Investments in Listed Private Securities	1,112	10,302
LOANS	28,311,137	21,353,781
- To the Non-financial Public Sector	24,156	24,565
- To the Financial Sector	236,412	80,633
- Interbank Loans (Call Money Loans Granted)	129,000	32,500
- Other Loans to Local Financial Institutions	102,567	47,968
- Accrued interest, Adjustments and Quotation Differences Receivable	4,845	165
- To the Non-financial Private Sector and Residents Abroad	29,290,949	22,287,056
- Advances	2,227,998	977,890
- Promissory Notes	5,693,546	4,534,326
- Mortgage Loans	942,663	950,237
- Pledge Loans	187,315	119,175
- Personal Loans	5,520,436	4,093,559
- Credit Card Loans	11,464,858	9,120,092
- Others	3,027,169	2,297,507
- Accrued interest, Adjustments and Quotation Differences Receivable	342,979	277,070
- Documented Interests	(115,931)	(81,804)
- Unallocated Collections	(84)	(996)
- Allowances	(1,240,380)	(1,038,473)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,638,796	3,325,990
- B.C.R.A.	579,923	402,386
- Amounts Receivable for Spot and Forward Sales to be Settled	311,533	237,333
- Securities Receivable under Spot and Forward Purchases to be Settled	760,272	914,124
- Premiums from Bought Options	497	-
- Others Not Included in the Debtor Classification Regulations	1,442,098	1,286,039
- Unlisted Negotiable Obligations	165,823	99,237
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	6,542	5,403
- Others Included in the Debtor Classification Regulations	422,274	511,594
- Accrued interest Receivable Included in the Debtor Classification Regulations	1,849	1,680
- Allowances	(52,015)	(131,806)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet
As of September 30, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	9/30/11	12/31/10
RECEIVABLES FROM FINANCIAL LEASES	559,227	428,080
- Receivables from Financial Leases	555,915	426,626
- Accrued interest and Adjustments Receivable	9,721	6,923
- Allowances	(6,409)	(5,469)
EQUITY INVESTMENTS	55,720	52,848
- In Financial Institutions	2,084	1,971
- Others	75,621	64,140
- Allowances	(21,985)	(13,263)
MISCELLANEOU.S. RECEIVABLES	1,193,813	1,082,561
- Receivables for Assets Sold	33,891	35,403
- Minimum Presumed Income Tax	428,125	395,738
- Others	771,920	677,151
- Accrued Interest on Receivables for Assets Sold	295	135
- Other Accrued interest and Adjustments Receivable	2,326	159
- Allowances	(42,744)	(26,025)
BANK PREMISES AND EQUIPMENT	991,897	948,067
MISCELLANEOU.S. ASSETS	151,986	81,403
INTANGIBLE ASSETS	600,086	454,115
- Goodwill	11,889	23,467
- Organization and Development Expenses	588,197	430,648
UNALLOCATED ITEMS	2,558	4,844
OTHER ASSETS	83,525	52,791
TOTAL ASSETS	46,255,977	35,708,063

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet
As of September 30, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	9/30/11	12/31/10
LIABILITIES
DEPOSITS	28,531,542	22,222,764
- Non-financial Public Sector	1,956,660	874,201
- Financial Sector	15,347	9,934
- Non-financial Private Sector and Residents Abroad	26,559,535	21,338,629
- Current Accounts	6,642,572	5,466,532
- Savings Accounts	8,419,768	6,356,877
- Time Deposits	10,871,285	8,975,889
- Investment Accounts	163,647	156,935
- Others	353,940	306,139
- Accrued interest and Quotation Differences Payable	108,323	76,257
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	11,058,707	7,608,071
- B.C.R.A.	2,778	2,105
- Others	2,778	2,105
- Banks and International Entities	918,081	646,745
- Unsubordinated Negotiable Obligations	2,850,721	775,863
- Amounts Payable for Spot and Forward Purchases to be Settled	741,491	950,453
- Securities to be Delivered under Spot and Forward Sales to be Settled	317,225	229,684
- Premiums from written options	308	-
- Loans from Local Financial Institutions	776,922	613,197
- Other Loans from Local Financial Institutions	771,899	610,022
- Accrued Interest payable	5,023	3,175
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	5,797	11,085
- Others	5,354,822	4,358,049
- Accrued interest and Quotation Differences Payable	90,562	20,890
MISCELLANEOU.S. LIABILITIES	1,243,073	909,632
- Dividends Payable	767	20,000
- Directors' and Syndics' Fees	9,149	9,672
- Others	1,233,157	879,957
- Adjustments and Accrued Interest payable	-	3
PROVISIONS	617,143	698,244
SUBORDINATED NEGOTIABLE OBLIGATIONS	958,052	1,253,027
UNALLOCATED ITEMS	7,411	24,456
OTHER LIABILITIES	163,488	140,158
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES	480,120	382,211
TOTAL LIABILITIES	43,059,536	33,238,563
SHAREHOLDERS' EQUITY	3,196,441	2,469,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	46,255,977	35,708,063

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet
As of September 30, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	9/30/11	12/31/10
DEBIT	48,831,866	36,743,223
CONTINGENT	11,574,616	9,244,609
- Loans Obtained (Unused Balances)	365,121	350,858
- Guarantees Received	7,441,830	5,974,377
- Others not Included in the Debtor Classification Regulations	17,972	20,191
- Contingencies re. Contra Items	3,749,693	2,899,183
CONTROL	24,764,075	16,802,332
- Uncollectible Loans	1,654,235	1,500,275
- Others	22,202,708	14,772,617
- Control re. Contra Items	907,132	529,440
DERIVATIVES	9,113,196	8,193,303
- "Notional" Value of Call Options Bought	8,821	-
- "Notional" Value of Forward Transactions without Delivery of Underlying Asset	6,144,477	4,624,786
- Interest Rate Swaps	339,000	178,000
- Derivatives re. Contra Items	2,620,898	3,390,517
TRUST ACCOUNTS	3,379,979	2,502,979
- Trust Funds	3,379,979	2,502,979
CREDIT	48,831,866	36,743,223
CONTINGENT	11,574,616	9,244,609
- Loans Granted (Unused Balances)	2,446,953	1,840,214
- Guarantees Granted to the B.C.R.A.	33,124	1,869
- Other Guarantees Granted Included in the Debtor Classification Regulations	242,722	213,830
- Other Guarantees Granted not Included in the Debtor Classification Regulations	360,175	370,231
- Others Included in the Debtor Classification Regulations	636,604	447,505
- Others not Included in the Debtor Classification Regulations	30,115	25,534
- Contingencies re. Contra Items	7,824,923	6,345,426
CONTROL	24,764,075	16,802,332
- Checks and Drafts to be Credited	906,894	529,215
- Others	519,823	480,227
- Control re. Contra Items	23,337,358	15,792,890
DERIVATIVES	9,113,196	8,193,303
- "Notional" Value of Call Options Written	9,253	-
- "Notional" Value of Put Options Written	66,736	98,743
- "Notional" Value of Forward Transactions without Delivery of Underlying Asset	2,544,909	3,291,774
- Derivatives re. Contra Items	6,492,298	4,802,786
TRUST ACCOUNTS	3,379,979	2,502,979
- Trust Liabilities re. Contra Items	3,379,979	2,502,979

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Income Statement
For the nine-month period beginning on January 1, 2011 and ending on September 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	9/30/11	9/30/10
FINANCIAL INCOME	4,110,337	2,440,302
- Interest on Cash and Due from Banks	502	582
- Interest on Loans to the Financial Sector	12,528	5,031
- Interest on Advances	239,721	130,247
- Interest on Promissory Notes	523,340	355,706
- Interest on Mortgage Loans	83,117	77,274
- Interest on Pledge Loans	16,749	7,687
- Interest on Credit Card Loans	1,221,967	801,654
- Interest on Financial Leases	64,847	45,946
- Interest on Other Loans	1,336,105	619,875
- Net Income from Government and Private Securities	452,314	243,224
- Interest on Other Receivables Resulting from Financial Brokerage	18,068	10,804
- Net Income from Secured Loans – Decree No. 1387/01	3,524	2,767
- C.E.R. Adjustment	1,740	4,581
- Exchange Rate Differences on Gold and Foreign Currency	21,512	46,876
- Others	114,303	88,048
FINANCIAL EXPENSES	1,552,715	1,007,365
- Interest on Current Account Deposits	-	5,478
- Interest on Savings Account Deposits	5,806	3,806
- Interest on Time Deposits	819,741	540,291
- Interest on Interbank Loans Received (Call Money Loans)	569	4,838
- Interest on Other Loans from Financial Institutions	29,400	2,083
- Interest on Other Liabilities Resulting From Financial Brokerage	234,406	117,845
- Interest on Subordinated Negotiable Obligations	86,230	102,496
- Other Interests	19,283	2,761
- Net Income from Options	40	436
- C.E.R. Adjustment	77	33
- Contributions Made to Deposit Insurance Fund	32,237	23,189
- Others	324,926	204,109
GROSS FINANCIAL MARGIN	2,557,622	1,432,937
PROVISIONS FOR LOAN LOSSES	571,817	389,248
INCOME FROM SERVICES	2,520,893	1,775,947
- Related to Lending Transactions	678,025	456,715
- Related to Borrowing Transactions	473,312	400,533
- Other Commissions	52,031	29,969
- Others	1,317,525	888,730
EXPENSES FOR SERVICES	759,700	501,502
- Commissions	332,285	205,444
- Others	427,415	296,058

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Income Statement
For the nine-month period beginning on January 1, 2011 and ending on September 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	9/30/11	9/30/10
ADMINISTRATIVE EXPENSES	3,042,284	1,980,855
- Personnel Expenses	1,719,147	1,116,724
- Directors’ and Syndics' Fees	11,076	6,929
- Other Fees	132,966	66,962
- Advertising and Publicity	197,304	127,267
- Taxes	213,784	133,098
- Depreciation of Bank Premises and Equipment	68,472	56,335
- Amortization of Organization Expenses	69,610	44,205
- Other Operating Expenses	383,647	263,701
- Others	246,278	165,634
NET INCOME FROM FINANCIAL BROKERAGE	704,714	337,279
MINORITY INTEREST RESULT	(121,214)	(72,617)
MISCELLANEOU.S. INCOME	969,391	513,743
- Net Income from Equity Investments	100,040	31,386
- Penalty Interests	60,947	38,264
- Loans Recovered and Allowances Reversed	154,147	112,245
- Others	654,257	331,848
MISCELLANEOU.S. LOSSES	359,057	383,558
- Penalty Interests and Charges in favor of the B.C.R.A.	730	48
- Provisions for Losses on Miscellaneous Receivables and Other Provisions	74,193	58,033
- C.E.R. Adjustment	34	30
- Amortization of Differences Arising from Court Resolutions	4,683	196,154
- Depreciation and Losses from Miscellaneous Assets	1,452	974
- Amortization of Goodwill	12,155	8,483
- Others	265,810	119,836
NET INCOME BEFORE INCOME TAX	1,193,834	394,847
INCOME TAX	442,065	175,556
NET INCOME FOR THE PERIOD	751,769	219,291

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Income Statement
For the nine-month period beginning on January 1, 2011 and ending on September 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	9/30/11	9/30/10
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
- Cash at Beginning of Fiscal Year	7,443,517	5,428,730
- Cash at Period-end	9,328,983	6,363,553
Increase in Cash, Net (in Constant Currency)	1,885,466	934,823
CAUSES FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating Activities
Net Collections/(Payments) for:
- Government and Private Securities	(713,789)	1,565,873
- Loans
- To the Financial Sector	(46,846)	(34,422)
- To the Non-financial Public Sector	2,141	3,810
- To the Non-financial Private Sector and Residents Abroad	(3,565,159)	(2,227,678)
- Other Receivables Resulting from Financial Brokerage	(193,532)	374,839
- Receivables from Financial Leases	(65,188)	1,986
- Deposits
- To the Financial Sector	5,413	(66,327)
- To the Non-financial Public Sector	1,082,459	(546,052)
- To the Non-financial Private Sector and Residents Abroad	4,113,294	2,711,365
- Other Liabilities from Financial Brokerage
- Financing from the Financial Sector
- Interbank Loans (Call Money Loans Received)	-	15,662
- Others (Except from Liabilities Included in Financing Activities)	906,584	426,757
Collections related to Income from Services	2,975,977	1,966,419
Payments related to Expenses for Services	(704,416)	(432,812)
Administrative Expenses Paid	(3,071,657)	(1,958,099)
Payment of Organization and Development Expenses	(227,755)	(124,937)
Collection for Penalty Interests, Net	60,217	38,216
Differences Arising from Court Resolutions Paid	(4,683)	(17,751)
Collection of Dividends from Other Companies	14,694	43,139
Other Collections related to Miscellaneous Profits and Losses	121,138	60,822
Net Collections / (Payments) for Other Operating Activities
- Other Receivables and Miscellaneous Liabilities	(281,996)	(198,599)
- Other Operating Activities, Net	(69,676)	(22,723)
Income Tax and Minimum Presumed Income Tax Payment	(178,126)	(115,282)
Net Cash Flow Generated by Operating Activities	159,094	1,464,206
Investment Activities
Payments for Bank Premises and Equipment, Net	(101,392)	(65,439)
Payments for Miscellaneous Assets, Net	(78,083)	(22,392)
Payments for Equity Investments	(10,443)	(335,188)
Other Collections / (Payments) for Investment Activities
- Cash and Cash Equivalents related to the Acquisition of Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A.	-	117,549
Net Cash Flows used in Investment Activities	(189,918)	(305,470)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Income Statement
For the nine-month period beginning on January 1, 2011 and ending on September 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	9/30/11	9/30/10
Financing Activities
Net Collections/(Payments) for:
- Unsubordinated Negotiable Obligations	1,815,888	(517,883)
- B.C.R.A.
- Others	673	(340)
- Banks and International Entities	252,971	132,273
- Subordinated Negotiable Obligations	(437,154)	(73,761)
- Loans from Local Financial Institutions	133,815	148,492
Distribution of Dividends	(44,372)	(3,237)
Other Collections from Financing Activities	-	1,950
Cash Flow Generated by / (Used in) Financing Activities	1,721,821	(312,506)
Financial Results and by Holding of Cash and Cash Equivalents (including Interests and Monetary Result)	194,469	88,593
Increase in Cash, Net	1,885,466	934,823

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Notes to the Consolidated Financial Statements
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 1:                      PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements are presented in accordance with the provisions of the Argentine Central Bank’s (the “B.C.R.A.”) Communiqué "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (the “F.A.C.P.C.E.”) and the guidelines of the General Resolution No. 434/03 of the National Securities Commission (the “C.N.V.”). These financial statements include the balances corresponding to the operations carried out by the Company and its subsidiaries located in Argentina and abroad and form part of the Company’s quarterly/annual financial statements as supplementary information; as such, they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with the B.C.R.A.’s Communiqué “A” 3921, Decree No. 664/03 of the the executive branch of the Argentine government and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency experienced after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (the “C.P.C.E.C.A.B.A.”) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:                      ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a.	Consolidation of Financial Statements

The financial statements of the Company have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (see Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to B.C.R.A. regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. (in liquidation) and Galicia (Cayman) Limited. The conversion into Pesos of these subsidiaries’ accounting balances was made according to the following:

i.    Assets and liabilities were converted into Pesos according to item b.1.
ii.   Allotted capital has been computed for the actually disbursed restated amounts.
iii.  Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.
iv.  Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period.
The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this fiscal period.
v.   The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the balance sheet and the income statement.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      Continued

b.	Consistency of Accounting Principles

Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are similar to those applied by the Company (see Note 1 to the financial statements).

Furthermore, the consolidated financial statements of Sudamericana Holding S. A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance, which in some aspects differ from the Argentine GAAP in effect, in particular with respect to the valuation of investments in secured loans and certain government securities. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

As a result of the changes set forth by the B.C.R.A., effective March 1, 2011, with respect to the valuation and disclosure criteria of government and private securities, for comparison purposes, Banco de Galicia y Buenos Aires S.A. began adjusting the balances of some accounts under this caption in accordance with current regulations on December 31, 2010. These variations do not significantly affect the presentation of the financial statements as a whole.

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1.	Foreign Currency Assets and Liabilities

These are stated at the U.S. Dollar exchange rate set by the B.C.R.A., at the close of operations on the last business day of each month.

As of September 30, 2011, December 31, 2010 and September 30, 2010, balances in U.S. Dollars were converted applying the reference exchange rate (AR$4.2045, AR$3.9758 and AR$3.9607, respectively) set by the B.C.R.A.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates provided by the B.C.R.A.

b.2.	Government and Private Securities

b.2.1.	Government Securities

As of March 1, 2011, the B.C.R.A. set forth, according to the probable use  of such assets, two valuation criteria for holdings of non-financial public sector debt instruments.

a)	Fair Market Value

These holdings are government securities and monetary regulation instruments included in the volatilities or present values data issued by the B.C.R.A.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, if any, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, as applicable.

b)	Acquisition Cost plus the Internal Rate of Return (the “I.R.R.”)

These include government securities and monetary regulation instruments issued by the B.C.R.A. that are not included in the above-mentioned item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset regularizing account, according to the following classes:

b1)   Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the event that the market value of each instrument is lower than its book value,    50% of the monthly accrual of the I.R.R. must be charged to an asset regularizing account. These regularizing

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      Continued

account must be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b2) Monetary regulation instruments issued by the B.C.R.A. The monthly accrual of the I.R.R. must be charged to income.

b3) Government securities that were not subscribed through swap with no volatility or present value informed by the B.C.R.A. These are recorded at the present value of cash flows discounted by the I.R.R. of securities with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual must be recorded to an asset regularizing account.

Furthermore, and pursuant to the policy of Banco de Galicia y Buenos Aires S.A., those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when purpose thereof is to obtain contractual cash flows.

In these cases, the maximum amount to be used must not exceed net liquid assets of 40% of deposits.

Application of the above-mentioned criteria was consistent with those criteria used by Banco de Galicia y Buenos Aires S.A. up to February 28, 2011; therefore, no significant effects on Banco de Galicia y Buenos Aires S.A.’s financial condition have been registered.

As of September 30, 2011, and taking into account the above-mentioned valuation criteria, Banco de Galicia y Buenos Aires S.A. records its holdings according to the following:

b.2.1.1.	Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item b.2.1.a.

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

b.2.1.2.	Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this caption, Banco de Galicia y Buenos Aires S.A. records Peso-denominated bonds issued by the Argentine government at Badlar rate due 2015 (“Bonar 2015”) for a face value of AR$139,178 which, as of December 31, 2010 and until February 28, 2011 were recorded under “Holdings in Investment Accounts” valued at their acquisition cost increased on an exponential basis according to their I.R.R. The transfer value of this caption was the one recorded as of February 28, 2011.

As of September 30, 2011, these holdings have been valued according to what is stated in item b.2.1.b, that is, the total amount of the monthly accrual has been charged to income.

The same criterion was applied to the securities used in repo transactions.

Had these securities with a face value of AR$668,178 been marked to market, the shareholders’ equity would have been increased by approximately AR$46,952 as of September 30, 2011 and AR$84,496 as of December 31, 2010.

b.2.1.3.	Securities Issued by the B.C.R.A.

a)   At Fair Market Value:

These are recorded at the closing listed price for each class of securities at the end of the period/fiscal year.

The securities bought and sold pending settlement have been valued at the arrangement price for each transaction.

b)           At the Acquisition Cost plus the I.R.R.:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      Continued

Holdings of these securities were valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans and repo transactions. The securities bought and sold pending settlement have been valued at the arrangement price for each transaction. Had these securities been marked to market, the shareholders’ equity would have been increased by approximately AR$4,379 as of September 30, 2011 and AR$2,129 as of December 31, 2010.

Since these securities do not have volatility or present value published by the B.C.R.A., their market value was calculated based on the respective cash payments discounted by the I.R.R. of securities with similar characteristics and duration and with volatility published by these institution.

b.2.2.	Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, as applicable.

b.3.	Accrual of Adjustments, Interests, Exchange Rate Differences, Premiums on Future Transactions and Variable Income

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interests have been accrued on an exponential basis.

In the first quarter, Banco de Galicia y Buenos Aires S.A. received deposits accruing interest at a variable-rate pursuant to B.C.R.A. regulations. The fixed-rate yield of each transaction is accrued as per the above-mentioned paragraph, while variable-rate yield is accrued by applying the ratio of the agreed yield to the positive variation in the underlying asset’s price, which is taken as a basis for determining these variation, and occurred between the original arrangement term and the end of the month. see Note 18.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, Banco de Galicia y Buenos Aires S.A. does not recognize interest accrual when debtors are classified in a non-accrual status.

b.4.	Debt Securities and Participation Certificates in Financial Trusts

Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their I.R.R. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts, as modified by the application of B.C.R.A. regulations, as applicable. Trusts, with government-sector assets as underlying assets, have been valued pursuant to the valuation criteria described in item b.2.1.b. In the particular case of the participation certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item b.2.1.b3. To such ends, Banco de Galicia y Buenos Aires S.A. used the allowance established in the previous fiscal year in the amount of AR$98,638.

Had this certificate been valued at its present value, Banco de Galicia y Buenos Aires S. A.´s shareholders´ equity would have been decreased by AR$103,724 as of September 30, 2011.

b.5.	Unlisted Negotiable Obligations

Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their I.R.R.

b.6.	Receivables from Financial Leases

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon the corresponding financial lease, and increased according to their I.R.R.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      Continued

b.7.	Equity Investments

b.7.1.	In Financial Institutions and Supplementary and Authorized Activities

Argentine:

Banco de Galicia y Buenos Aires S.A.’s equity investment in Banelco S.A. is valued under the equity method, based on this company’s last available financial statements.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S.A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus, as applicable, stock dividends and uncollected cash.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value in the amount by which it is estimated that the value of its investment in Compensadora Electrónica S.A. exceeds the equity method value.

b.7.2.	In Other Companies

Argentine:

These are stated at their acquisition cost restated as mentioned in the above Note 1 to these financial statements, plus, as applicable, stock dividends and uncollected cash.

An allowance for impairment of value has been established in the amount by which it is estimated that the book value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Electrigal S.A., Autopista Ezeiza Cañuelas S.A. and Aguas Cordobesas S.A. exceed their equity method value.

Foreign:

These are stated at cost, plus stock dividends recognized at their face value. For the conversion into local currency, the procedure referred in item b.1. was applied.

b.8.	Bank Premises and Equipment and Miscellaneous Assets

Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are registered at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is the lowest.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for other assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.9.	Other Miscellaneous Assets

These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item above.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      Continued

b.10.	Intangible Assets

Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses”.

Effective March 2003, the B.C.R.A. established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the AR$1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date, must also be recorded under this caption. The B.C.R.A. also established that related amortization must take place in a maximum of 60 equal, monthly and consecutive installments starting April 2003.

As of September 30, 2011 and December 31, 2010, this item has been fully amortized; thus, total accumulated amortization amounts to AR$864,320 and AR$859,638, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the B.C.R.A. only. However, Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims expressing the negative effect on its financial condition caused by the reimbursement of deposits originally in U.S. Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003,  Banco de Galicia y Buenos Aires S.A. formally requested that the executive branch of the Argentine government, with a copy to the Arentine Ministry of Economy and to the B.C.R.A., the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification," and specifically for the negative effect on its financial condition caused by court resolutions.

b.11.	Transactions with Derivative Instruments

Derivative instruments have been recorded as stated in Note 18.

b.12.	Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A.’s credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with B.C.R.A. regulations.

b.13.	Income Tax

The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with B.C.R.A. regulations, which do not apply the deferred tax method. As of September 30, 2011, Banco de Galicia y Buenos Aires S.A. recorded an income tax charge in the amount of AR$121,000.

Although an accumulated tax loss was determined as of December 31, 2010, Banco de Galicia y Buenos Aires S.A. estimates that, according to projections prepared pursuant to the provisions set forth by the B.C.R.A., the income tax amount will be higher and this excess will be computed as a payment on account of the minimum presumed income tax for the fiscal period 2011.

Therefore, the recording of prepayments on account of the minimum presumed income tax for the fiscal period 2011 by Banco de Galicia y Buenos Aires S.A. is not applicable.

b.14.	Minimum Presumed Income Tax

Pursuant to Section 13 of the Law No. 25063 as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      Continued

The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes, in line with projections prepared in accordance with B.C.R.A. regulations.

Based on the aforementioned, Banco de Galicia y Buenos Aires S.A, as of September 30, 2011 and December 31, 2010, has assets in the amount of AR$417,220 and AR$389,613, respectively.

In addition to the statements made in the preceding paragraphs, as of September 30, 2011, companies controlled by Banco de Galicia y Buenos Aires S.A. recorded an asset of AR$10,903 for the minimum presumed income tax, while as of December 31, 2010, this amount was AR$5,882.

b.15.	Liabilities - Banco de Galicia y Buenos Aires S.A.’s Customers Fidelity Program “Quiero” (I want)

Banco de Galicia y Buenos Aires S.A. estimates the fair value of the points assigned to Banco de Galicia y Buenos Aires S.A.’s customers through the “Quiero” (“I want”) Program. Such value is assessed by means of a mathematical model that takes into account certain events of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of Banco de Galicia y Buenos Aires S.A.’s customers, as well the expiration term of the customers’ non-exchanged points.

As of September 30, 2011, Banco de Galicia y Buenos Aires S.A.’s liabilities recorded AR$35,630 from its customers’ non-exchanged points.

b.16.	Severance Payments

Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments”.

b.17.	Liabilities – Other Provisions

As of September 30, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. set up provisions for labor, legal, fiscal commitments and other miscellaneous risks.

b.18.	Accounting Estimates

The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.’s management to make estimates and assessments regarding the determination of the amount of assets and liabilities, contingent assets and liabilities, as well as the income and expenses recorded for the period. Therefore, Banco de Galicia y Buenos Aires S.A.’s management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made on the date that these financial statements were prepared.

c.	Differences between the B.C.R.A.’s Regulations and Argentine GAAP in the Autonomous City of Buenos Aires

The C.P.C.E.C.A.B.A. passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; these resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved these resolutions with certain amendments.

On the date that these financial statements were prepared, the B.C.R.A. has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in effect in the Autonomous City of Buenos Aires.

The main differences between B.C.R.A. regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      Continued

c.1.	Accounting for Income Tax according to the Deferred Tax Method

Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in effect in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by Banco de Galicia y Buenos Aires S.A., would result in deferred tax assets in the amount of AR$224,348 as of September 30, 2011, and AR$244,912 as of December 31, 2010.

c.2.	Valuation of Assets with the Non-Financial Public and Private Sectors

c.2.1.	Government Securities

B.C.R.A. regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in b.2.1.b. Pursuant to the Argentine GAAP in effect in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

Differences derived from the application of the different valuation criteria are detailed in the above-mentioned note.

c.2.2.	Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the B.C.R.A. on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3.	Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.’s financial statements, made in accordance with B.C.R.A. regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:

a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and

b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example, those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, as applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements must be treated as financial income or losses, as the case may be.

The application of this criterion that replaces what has been stated in Note 2.b.7 “Equity Investments in Other Foreign Companies” does not have a significant impact on Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements.

c.4.	Restructured Loans and Liabilities

Pursuant to the regulations issued by the B.C.R.A., Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, as applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      Continued

c.5.	Equity Investments – Negative Goodwill

As of September 30, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. recorded a negative goodwill (net of the accumulated amortizations) in the amounts of AR$371,712 and AR$465,634, respectively, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid by the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase.

Pursuant to B.C.R.A. regulations, the negative goodwill has to be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

d.	Adoption of the International Financial Reporting Standards by the C.N.V.

In addition to the specifications set forth in Note 17 to the financial statements, the international financial reporting standards adopted by the C.N.V. are not applicable to Banco de Galicia y Buenos Aires S.A., Compañía Financiera Argentina S.A., Galicia Seguros S.A. or Galicia Retiro S.A. This is due to the fact that the C.N.V. accepts accounting criteria set forth by other regulatory or control bodies, such as those established by the B.C.R.A. for the companies subject to the Financial Institutions Law and those established by the Argentine Superintendence of Insurance for insurance companies.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their negotiable obligations pursuant to Law No. 17811, have approved their respective implementation plans according to the provisions set forth in General Resolution No. 562 issued by the C.N.V. Thus, Tarjetas Regionales S.A.’s board of directors approved a plan to voluntarily implement these regulations, which is being carried out in coordination with the above-mentioned subsidiaries.

This resolution is not mandatory for the rest of the companies controlled by the Company. However, these companies’ boards of directors have decided to introduce the described change starting on January 1, 2012, for consolidation purposes with the Company’s financial statements.

NOTE 3:                      BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding the Company’s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

The Company directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A., while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50%. Furthermore, the Company directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A., while its controlled company Galval Agente de Valores S.A. holds the remaining 10.00%.

Sudamericana Holding S.A's results have been adapted to cover a nine-month period as of September 30, 2011 for consolidation purposes. This Company’s financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

In this period, Banco de Galicia y Buenos Aires S.A. carried out a reorganization process of the corporate structure of its subsidiaries with supplementary activities. This fact has not caused the controlling interest by Banco de Galicia y Buenos Aires S.A. to be modified. As part of this process, Tarjetas del Mar S.A. has partially spinned off its shareholders’ equity for the creation of a new company called Tarjeta Mira S.A.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 3:                      Continued

As a result of this spin-off, Banco de Galicia y Buenos Aires S.A. holds a 98% stake in Tarjeta del Mar S.A., and Compañía Financiera Argentina S.A. holds the remaining 2%. Furthermore, Tarjeta Mira S.A.’s shareholders are as follows: Tarjeta Naranja S.A. holds 98% of the shares of this company and Tarjetas Regionales S.A. holds the remaining 2%.

In September 2011, Banco de Galicia y Buenos Aires S.A. and the Company acquired a 2% and 3% stake, respectively, in Compañía Financiera Argentina S.A. from Tarjetas Regionales S.A.; thus, Banco de Galicia y Buenos Aires S.A. currently holds 97% of this company’s capital stock and voting rights.

In addition, Banco de Galicia y Buenos Aires S.A. sold a 90% stake in Procesadora Regional S.A. to Tarjetas Regionales S.A.; thus, Banco de Galicia y Buenos Aires S.A. currently directly holds 5% of the shares of this company and Tarjetas Regionales S.A. holds the remaining 95%.

Furthermore, Tarjetas Regionales S.A. acquired 95% of the shares of Cobranzas Regionales S.A. and Tarjeta Naranja S.A. holds the remaining 5%.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

As of September 30, 2011
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary Shares	666,278	100.000	100.000
Tarjetas Regionales S.A. (**)	Ordinary Shares	188,099,844	100.000	100.000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary Shares	999,996	99.990	99.990
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary Shares	20,000	100.000	100.000
Tarjetas Cuyanas S.A. (***)	Ordinary Shares	1,939,970	60.000	60.000
Tarjeta Naranja S.A. (***)	Ordinary Shares	1,920	80.000	80.000
Tarjetas del Mar S.A.	Ordinary Shares	3,785,689	99.940	99.940
Cobranzas Regionales S.A. (****)	Ordinary Shares	9,900	99.000	99.000
Tarjeta Naranja Dominicana S.A.	Ordinary Shares	234,501	40.000	40.000
Galicia (Cayman) Limited (1)	Ordinary Shares	22,626,513	100.000	100.000
Compañía Financiera Argentina S.A.	Ordinary Shares	540,835,625	100.000	100.000
Cobranzas y Servicios S.A.	Ordinary Shares	475,014	99.850	99.850
Procesadora Regional S.A.	Ordinary Shares	1,526,712	100.000	100.000
Tarjeta Mira S.A. (***)	Ordinary Shares	1,717,625	80.400	80.400
(*) Shares stated at face value of 1,000 Uruguayan Pesos.
(**) Ordinary shares A and B.
(***) With a face value of 10.
(***) With a face value of 100.
(1) The Galicia (Cayman) Ltd.’s Extraordinary Shareholders’ Meeting held on September, 2011 resolved to redeem shares for US$23,787.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 3:                      Continued

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary Shares	666,278	100.000	100.000
Tarjetas Regionales S.A. (**)	Ordinary Shares	207,586,358	100.000	100.000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary Shares	999,996	99.990	99.990
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary Shares	20,000	100.000	100.000
Tarjetas Cuyanas S.A. (***)	Ordinary Shares	1,939,970	60.000	60.000
Tarjeta Naranja S.A. (***)	Ordinary Shares	1,920	80.000	80.000
Tarjetas del Mar S.A.	Ordinary Shares	2,424,208	99.999	99.999
Cobranzas Regionales S.A. (****)	Ordinary Shares	7,754	77.540	77.540
Tarjeta Naranja Dominicana S.A.	Ordinary Shares	234,501	40.000	40.000
Galicia (Cayman) Limited	Ordinary Shares	46,413,383	100.000	100.000
Compañía Financiera Argentina S.A.	Ordinary Shares	557,562,500	100.000	100.000
Cobranzas y Servicios S.A.	Ordinary Shares	475,728	100.000	100.000
Procesadora Regional S.A.	Ordinary Shares	1,526,712	100.000	100.000
(*) Shares stated at face value of 1,000 Uruguayan Pesos.
(**) Ordinary shares A and B.
(***) With a face value of 10.
(****) With a face value of 100.

As of September 30, 2011
Issuing Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco Galicia Uruguay S.A. (in liquidation)	97,689	46,611	51,078	2,392
Tarjetas Regionales S.A.	1,065,604	4,606	1,060,998	266,147
Galicia Valores S.A. Sociedad de Bolsa	75,347	56,767	18,580	463
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	8,264	2,831	5,433	1,514
Tarjetas del Mar S.A.	179,297	152,849	26,448	(13,463)
Tarjeta Naranja S.A.	5,112,602	3,994,875	1,117,727	304,044
Tarjetas Cuyanas S.A.	1,106,113	901,463	204,650	52,220
Cobranzas Regionales S.A.	9,103	5,728	3,375	1,377
Tarjeta Naranja Dominicana S.A.	8,875	2,143	6,732	(860)
Galicia (Cayman) Limited	244,517	-	244,517	68,985
Compañía Financiera Argentina S.A.	1,935,219	1,062,710	872,509	159,324
Cobranzas y Servicios S.A.	23,658	3,643	20,015	1,446
Procesadora Regional S.A.	7,624	5,577	2,047	1,037
Tarjeta Mira S.A.	83,896	68,230	15,666	(513)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 3:                      Continued

Balance Sheet as of December 31, 2010 and Income as of September 30, 2010
Issuing Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco Galicia Uruguay S.A. (in liquidation)	161,116	115,080	46,036	(4,872)
Tarjetas Regionales S.A.	897,934	3,083	894,851	225,792
Galicia Valores S.A. Sociedad de Bolsa	72,227	54,110	18,117	847
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	6,478	2,559	3,919	1,034
Tarjetas del Mar S.A.	127,287	106,195	21,092	(4,622)
Tarjeta Naranja S.A.	3,744,868	2,849,185	895,683	237,876
Tarjetas Cuyanas S.A.	888,946	727,558	161,388	34,038
Cobranzas Regionales S.A.	5,526	3,528	1,998	497
Tarjeta Naranja Dominicana S.A.	7,446	2,440	5,006	(4,267)
Galicia (Cayman) Limited	260,568	12	260,556	57,130
Compañía Financiera Argentina S.A.	1,727,760	959,031	768,729	26,274
Cobranzas y Servicios S.A.	21,974	3,405	18,569	1,582
Procesadora Regional S.A.	5,364	4,354	1,010	(1,224)

The controlled companies’ financial statements were adapted, as applicable, to the valuation and disclosure standards set by the B.C.R.A. and cover the same period as that of Banco de Galicia y Buenos Aires S.A.’s financial statements.

Due to the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., Banco de Galicia y Buenos Aires S.A. recorded a negative goodwill in the amount, net of amortizations, of AR$371,712 as of September 30, 2011 and AR$465,634 as of December 31, 2010. This negative goodwill is recorded in the consolidated balance sheet under the “Liabilities – Provisions” caption.

Taking into account the date that the above-mentioned companies were acquired, Banco de Galicia y Buenos Aires S.A. recorded income and cash flows generated as of July 1, 2010 in the income statement and statement of cash flows, respectively.

On August 10, 2011, at Tarjetas Regionales S.A.’s extraordinary xhareholders’ meeting a reduction in the capital stock in the amount of AR$19,487 was approved that only included shares held by Galicia (Cayman) Ltd. This fact caused a modification in such holdings’ percentage from 31.781452% to 24.7142%.

Tarjetas Regionales S.A.’s financial statements as of September 30, 2011, a company in which Banco de Galicia y Buenos Aires S.A. holds 75.2858% and Galicia (Cayman) Limited holds the remaining 24.7142%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Cobranzas Regionales S. A. and Procesadora Regional S.A. Percentages of direct and indirect controlling interest by Tarjetas Regionales S.A. are as follows:

Issuing Company	9/30/11	12/31/10
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	-	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%
Procesadora Regional S.A.	100.000%	-
Cobranza Regional S.A.	99.000%	77.540%
Tarjeta Mira S.A.	80.400%	-

Tarjeta Naranja S.A.’s financial statements as of September 30, 2011 have been consolidated with the financial statements of Tarjeta Mira S.A., a company in which Tarjeta Naranja S.A. holds 98% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 50% of the voting stock.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 3:                      Continued

As of the date these financial statements are issued, Tarjeta Naranja Dominicana S.A.’s shareholders have agreed on a business plan aimed at achieving a break-even point. Notwithstanding the above, while this business plan is being achieved and based on principles of prudence, Tarjeta Naranja S.A. decided to set up allowances for this plan.

Furthermore, in July, 2011, Tarjeta Naranja S.A. acquired a 24% interest in Tarjeta Naranja Perú S.A.C. This company is devoted to activities related to collection, membership and processing of credit cards, and other similar services.

NOTE 4:                      MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies’ shareholders’ equity owned by third parties has been disclosed in the balance sheet, under the "Minority Interest in Consolidated Entities or Companies" caption. The result of minority interest is disclosed in the income statement under "Minority Interest Results”.

The minority interest percentages as of September 30, 2011 and December 31, 2010 are as follows:

Issuing Company	9/30/11	12/31/10
Banco de Galicia y Buenos Aires S.A.	5.15926%	5.15926%
Net Investment S.A.	0.64491%	0.64491%
Sudamericana Holding S.A.	0.64489%	0.64489%
Galicia Warrants S.A.	0.64491%	0.64491%
Galicia Retiro Cía. de Seguros S.A.	0.64496%	0.64496%
Galicia Seguros S.A.	0.64511%	0.64511%
Sudamericana Asesores de Seguros S.A.	0.65046%	0.65046%

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing Company	9/30/11	12/31/10
Galicia Valores S.A. Sociedad de Bolsa	0.0100%	0.0100%
Tarjetas Cuyanas S.A.	40.0000%	40.0000%
Tarjeta Naranja S.A.	20.0000%	20.0000%
Tarjetas del Mar S.A.	0.0600%	0.0010%
Cobranzas Regionales S.A.	1.0000%	22.4600%
Tarjeta Naranja Dominicana S.A.	60.0000%	60.0000%
Tarjeta Mira S.A.	19.6000%	-
Cobranzas y Servicios S.A.	0.1500%	-

NOTE 5:                      RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to B.C.R.A. regulations, Banco de Galicia y Buenos Aires S.A. must maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the B.C.R.A.

As of September 30, 2011, the balances registered as computable items are as follows:

Item	AR$	U.S.$	Euros (*)
Cash Held in Banco de Galicia y Buenos Aires S.A.’s Subsidiaries	1,021,394	62,153	5,887
Cash Held in Valuables Transportation Companies and in Transit	634,258	45,826	5,207
Special Escrow Accounts at the B.C.R.A.	1,977,918	684,128	-
Total Computable Items to Meet Minimum Cash Requirements	3,633,570	792,107	11,094
(*) Figures stated in thousands of U.S. Dollars.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 5:                      Continued

I) As of September 30, 2011, Banco de Galicia y Buenos Aires S.A.’s ability to dispose of the following assets was restricted as mentioned below:

a. Funds and Government Securities

- For repo transactions	$122,375
- For transactions carried out at the Rosario Futures Exchange (Rofex) and at the Mercado Abierto Electrónico (“MAE”)	$148,753
- For debit / credit cards transactions	$119,204
- For attachments	$2,007
- For other transactions	$2,154

b. Special Escrow Accounts

Special escrow accounts have been opened at the B.C.R.A. as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2011 amounted to AR$486,520.

c. Deposits in favor of the B.C.R.A.

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,103

d. Equity Investments

The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the Argentine national or provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Argentine provincial state for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by Banco de Galicia y Buenos Aires S.A.

e. Guarantees Granted for Direct Obligations

As of September 30, 2011, Banco de Galicia y Buenos Aires S.A. has recorded AR$282,327 as collateral for credit lines granted by the International Finance Corporation (the “IFC”), and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the loans granted pursuant to the Global Credit Program for Small and Medium Companies (Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial), Banco de Galicia y Buenos Aires S. A. used Argentine national government bonds due 2015 for a face value of US$85,000 (equal to AR$101,362). As of September 30, 2011, the balance of secured loans was AR$43,087.

Furthermore, as of September 30, 2011, Banco de Galicia y Buenos Aires S.A. used national government bonds due 2015 in Pesos for a face value of US$8,200 (equal to AR$9,778) as collateral for the loans granted pursuant to the Credit Program to the Province of San Juan in the amount of AR$5,588.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 5:                      Continued

In addition, Banco de Galicia y Buenos Aires S.A. used national government bonds due 2015 in Pesos for a face value of US$4,000 equal to AR$4,770 as collateral for the loans granted pursuant to the Credit Program to the Province of Mendoza in the amount of AR$3,172.

As of previous fiscal year-end, the total amount of restricted assets for the aforementioned items was AR$1,085,971.

II) As of September 30, 2011, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:

As of September 30, 2011 and December 31, 2010, this company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering transactions for AR$6,450.

b. Tarjetas Cuyanas S.A.:

As of September 30, 2011 and December 31, 2010, this company’s ability to dispose of time deposits for AR$1,190 and AR$764 was restricted because these amounts were earmarked as guarantees for two collection agreements signed with the Revenue Board of the Province of Mendoza (Dirección General de Rentas de la Provincia de Mendoza) and Telefónica de Argentina.

Furthermore, Tarjetas Cuyanas S.A. has entered into a syndicated loan with certain financial institutions guaranteed by the Company with a pledge through the assignment of part of the performing loan portfolio. In the current period, the Company complied with these obligations.

c. Tarjeta Naranja S.A.:

Attachments in connection with lawsuits have been levied on current account deposits for AR$454. Furthermore, Tarjeta Naranja S.A. has paid AR$350 as guarantees regarding certain tax issues. These amounts must not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions with funds registered into escrow accounts. This collateral must be effective up to the total cancellation of the above-mentioned loans, which non-amortized principal as of September 30, 2011 amounts to AR$161,300.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of its assets in some cases, and 15% of its shareholders’ equity. The above-mentioned restrictions must not be applied for transactions carried out during the ordinary course of Tarjeta Naranja S.A.´s business.

d. Compañía Financiera Argentina S.A.:

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of September 30, 2011 and December 31, 2010, Compañía Financiera Argentina S.A. has been levied attachments on some banking accounts for an amount of AR$469 and AR$468 respectively, recorded under “Miscellaneous Receivables”. This amount has been fully provisioned.

Furthermore, as of September 30, 2011, with the purpose of conducting transactions at the Mercado Abierto Electrónico S.A., this company records collateral in favor of the B.C.R.A. for a face value of AR$30,000 from instruments issued by this entity, equal to AR$31,021, which has been recorded under “Other Receivables Resulting from Financing Brokerage.”

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 5:                      Continued

III) As of September 30, 2011, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

a. On December 20, 2005, in compliance with the regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank (B.C.U. as per its initials in Spanish). This deposit has been pledged in favor of such bank, as collateral for compliance with regulations governing the activities carried out by securities agents. Galval Agente de Valores S.A. also made a deposit of 50,000 indexed units with the Uruguayan Central Bank to honor payments with this entity.

b. On December 16, 2010 this company made a deposit with Credit Uruguay Banco as credit-card collateral for an amount of US$5.

NOTE 6:                      GOVERNMENT AND PRIVATE SECURITIES

Government and private securities listed below were classified pursuant to B.C.R.A. regulations.

As of September 30, 2011 and December 31, 2010, holdings of government and corporate securities were as follows:

	9/30/11	12/31/10
Government Securities
Holdings Recorded at Fair Market Value
- Government Bonds	70,621	56,100
- Others	4,458	12,131
Total Holdings Recorded at Fair Market Value	75,079	68,231
Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds	156,190	133,756
Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	156,190	133,756
Securities Issued by the B.C.R.A.
- B.C.R.A. Bills at Fair Market Value	41,385	359,073
- B.C.R.A. Bills for Repo Transactions	20,633	180,232
- B.C.R.A. Bills at Acquisition Cost plus the I.R.R.	314,337	257,454
- B.C.R.A. Notes at Fair Market Value	306,064	2,903
- B.C.R.A. Notes for Repo Transactions	63,756	-
- B.C.R.A. Notes at Acquisition Cost plus the I.R.R.	2,786,428	1,266,061
Total Securities Issued by the B.C.R.A.	3,532,603	2,065,723
Total Government Securities	3,763,872	2,267,710
Private Securities
- Negotiable Obligations (Listed)	1,064	4,484
- Shares	48	68
- Negotiable Mutual Funds from Abroad (E.T.Fs.)	-	5,750
Total Private Securities	1,112	10,302
Total Government and Private Securities	3,764,984	2,278,012

NOTE 7:                      LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a.	Loans to the Non-financial Public Sector: They are primarily loans to the Argentine national and provincial governments.

b.	Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c.	Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 7:                      Continued

–	Advances: Short-term obligations issued in favor of customers.
–	Promissory Notes: Endorsed promissory notes, factoring.
–	Mortgage Loans: Loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
–	Pledge Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
–	Credit Card Loans: Loans granted to credit card holders.
–	Personal Loans: Loans to natural persons.
–	Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to B.C.R.A. regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to:  the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia y Buenos Aires S.A. must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of September 30, 2011 and December 31, 2010, the classification of the loan portfolio was as follows:

	9/30/11	12/31/10
Non-financial Public Sector	24,156	24,565
Financial Sector	236,412	80,633
Non-financial Private Sector and Residents Abroad	29,290,949	22,287,056
- With Preferred Guarantees	1,360,457	1,257,111
- With Other Collateral	4,747,934	3,694,518
- With No Collateral	23,182,558	17,335,427
Subtotal	29,551,517	22,392,254
Allowance for Loan Losses	(1,240,380)	(1,038,473)
Total	28,311,137	21,353,781

These loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8:                      EQUITY INVESTMENTS

As of September 30, 2011 and December 31, 2010, the breakdown of “Equity Investments” was a follows:

	9/30/11	12/31/10
In Financial Institutions and Supplementary and Authorized Activities
- Banco Latinoamericano de Exportaciones S.A.	2,084	1,971
- Tarjeta Naranja Perú S.A.	6,390	-
- Banelco S.A.	10,775	9,569
- Mercado de Valores de Buenos Aires S.A.	8,142	8,138
- Visa Argentina S.A.	3,000	3,000
- Others	788	790
Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	31,179	23,468
In Non-financial Institutions
- AEC S.A.	26,703	26,703
- Aguas Cordobesas S.A.	8,911	8,911
- Electrigal S.A.	5,455	5,455
- Distrocuyo S.A.	3,955	-
- Others	1,502	1,574
Total Equity Investments in Non-financial Institutions	46,526	42,643
Allowances	(21,985)	(13,263)
Total Equity Investments	55,720	52,848

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 9:                      INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of September 30, 2011 and December 31, 2010, respectively:

	9/30/11	12/31/10
In Banks	11,311	19,903
Data Processing	578	3,564
Total	11,889	23,467

NOTE 10:                    TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds $	Maturity Date (1)
4/10/07	Sullair	7	1/31/13
2/12/08	Sinteplast	262	1/28/13
12/21/09	Las Blondas	492	12/31/11
9/24/10	Grupo Gestión	2,028	9/30/12
12/07/10	Aceitero Trust Fund	39,797	12/31/11
12/20/10	Tecsan II	27,151	12/28/13
7/26/11	Tecsan III	100,000	7/28/16
	Total	169,737
(1) These amounts must be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	U.S.$
7/13/05	Rumbo Norte I	1,779	7	7/13/11 (3)
10/12/05	Hydro I	11,892	-	9/05/17 (2)
12/05/06	Faid 2011	34,920	-	2/28/12 (3)
12/06/06	Gas I	16,662	-	12/31/11 (3)
9/05/07	Saturno VII	96	-	12/31/11 (3)
6/05/08	Agro Nitralco II	8,432	-	12/31/11 (3)
5/14/09	Gas II	2,921,096	-	5/31/14 (3)
8/31/10	Sursem I	120	-	9/30/11 (3)
2/10/11	Cag S.A.	38,277	-	10/31/11 (3)
3/22/11	Atanor	28,772	-	4/01/12 (3)
4/25/11	Faid 2015	42,963	-	2/29/16 (3)
6/08/11	Mila III	38,816	-	10/31/16 (3)
7/04/11	Sursem II	17,941	-	7/31/12 (3)
9/01/11	Mila IV	11,150	-	6/30/17 (3)
9/14/11	Cag S.A. II	37,295	-	9/30/12 (3)
	Totals	3,210,211	7
(2) These amounts must be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 10:                    Continued

c) Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:

c.1) Under the terms and conditions for the issuance of negotiable obligations class I for a face value of US$25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby Banco de Galicia y Buenos Aires S.A. undertakes the function of security agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the security agent and in representation of the holders of the secured obligations, in order that the latter can guarantee compliance thereof until the redemption of such negotiable obligations.

Banco de Galicia y Buenos Aires S. A., in its capacity as security agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of September 30, 2011 amount to US$49,362 and AR$56, while as of December 31, 2010 these balances amounted to US$34,774 and AR$97.

c.2) On April 8, 2011 Banco de Galicia y Buenos Aires S.A. was appointed security agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina SA) that were assigned in favor of Nación Fideicomisos SA in its capacity of trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

These endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts for the total amount of US$1,340,000.

Banco de Galicia y Buenos Aires S.A., in its capacity as security agent, will act as custodian of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of September 30, 2011, the balances recorded from these transactions amount to US$1,364,097 and AR$408.

NOTE 11:                    NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S.A. has the following negotiable obligations outstanding issued under the following global programs:

Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of Approval at Shareholders’ Meeting	Approval by the C.N.V.
US$2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	9/30/03 confirmed on 4/27/06	Resolution No. 14708 dated 12/29/03
US$342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	4/28/05 confirmed on 4/26/07	Resolution No. 15228 dated 11/04/05 and extended through Resolution No. 16454 dated 11/11/10.
(*) Or its equivalent in other currencies.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

Banco de Galicia y Buenos Aires S.A.  has the following negotiable obligations outstanding issued under the global program of US$2,000,000:

NOTE 11:                    Continued

Date of Issuance	Currency	Residual Face Value US$ 9/30/11 (**)	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						9/30/11	12/31/10
5/18/04	U.S.$	223,666	Subordinated	(1)	(2)	963,387	1,257,955	12/29/03 and 4/27/04
(*) It includes principal and interest net of expenses.
(**) This amount includes US$5,455 of the capitalization of interest services due July 1, 2011 on the account of the payment-in-kind (by means of negotiable obligations due 2019).
The net proceeds of the above-mentioned issuance of negotiable obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, B.C.R.A. regulations, and other applicable regulations.
(1) These obligations must be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all negotiable obligations due 2014 have been fully repaid.
(2) Interest on negotiable obligations due 2019 must be payable in cash and in additional negotiable obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable obligations due 2019 accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the negotiable obligations due 2019, unless they are previously redeemed.
Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and must be payable on January 1, 2014 and January 1, 2019, unless these negotiable obligations are previously redeemed.

In February 2011, Banco de Galicia y Buenos Aires S.A. made a payment in advance on account of interest accrued as from January 1, 2004 to December 31, 2010 in the amount of US$90,115 corresponding to negotiable obligations due 2019.  This payment should originally have been made on January 1, 2014. Furthermore, interest accrued up to the day before payment date were also paid in the amount of US$1,404.

Banco de Galicia y Buenos Aires S.A.  has the following negotiable obligations outstanding issued under the global program of US$342,500:

Date of Issuance	Currency	Residual Face Value U.S.$ 9/30/11	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						9/30/11	12/31/10
5/04/11	U.S.$	300,000	Simple	84 months	(1)	1,296,172	-	11/04/05 and 11/11/10
(*) Includes principal and interest net of expenses.
(1) Interest agreed at an annual 8.75% rate must be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.

The net proceeds from this issuance was applied to working capital, other loans and other uses allowed by the provisions of the Law on Negotiable Obligations and B.C.R.A. regulations.

As of September 30, 2011, Banco de Galicia y Buenos Aires S.A. records in its portfolio negotiable obligations due 2018 in the amount of AR$11,603 under purchase transactions pending settlement.

Furthermore, as of September 30, 2011, Banco de Galicia y Buenos Aires S.A. holds past due negotiable obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual Face Value U.S.$ 9/30/11	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						9/30/11	12/31/10
11/08/93	U.S.$	1,673	Simple	10 years	9.00%	13,312	12,139	10/08/93
(*) This amount includes principal and interest.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 11:                    Continued

In accordance with the provisions of the Law on Negotiable Obligations and B.C.R.A. regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses allowed by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs and issuances of negotiable obligations outstanding, the purpose of which is to finance operations:

Tarjeta Naranja S.A.

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$450,000	Simple negotiable obligations, not convertible into shares	5 years	1/04/2011	Resolution No. 15785 dated 11.16.07 and Resolution No. 16319 dated 4/27/10 and Resolution No. 16571 dated 5/24/11.

Tarjeta Naranja S.A. has the following negotiable obligations outstanding issued under its global program as of the close of the period / fiscal year:

Date of Placement	Currency	Class Number	Amount	Type	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								9/30/11	12/31/10
11/29/06	US$(1)	IV	US$100,000	Simple	60 months	11/29/11	Annual Nominal Fixed at 15.5%	38,488	76,975	11/08/06
8/31/09	US$(2)	Class IX Series 2	US$15,000	Simple	730 days	8/31/11	Annual Nominal Fixed at 12.5% (**)	-	60,000	8/11/09
5/06/10	AR$	X	AR$49,535	Simple	270 days	1/31/11	Variable Badlar Rate + 2.75%	-	49,535	4/26/10
9/10/10	AR$	XI	AR$42,154	Simple	270 days	6/07/11	Variable Badlar Rate + 2.95%	-	42,154	8/23/10
10/09/10	U.S.$	XII	US$36,819	Simple	365 days	9/10/11	(***)	-	147,274	8/23/10
1/28/11	U.S.$	XIII	US$200,000	Simple	72 months	1/28/17	Annual Fixed Rate at 9%	845,000	-	1/14/11
6/14/11	AR$	Class XIV Series I	$20,000	Simple	270 days	3/10/12	Annual Nominal Fixed at 13.5%	20,000	-	6/06/11
6/14/11	AR$	Class XIV Series II	$79,852	Simple	21 months	3/14/13	Variable Badlar Rate + 3.40%	79,852	-	6/06/11
(*)    Corresponds to principal amount outstanding as of the indicated dates.
(**)          Placement made at 104.42% of negotiable obligations´ face value.
(***)        Placement made at 93.90% of negotiable obligations´ face value.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 11:                    Continued

(1) Tarjeta Naranja S.A. issued and placed class IV negotiable obligations for a total amount of US$100,000, which, as specified by the terms and conditions of the new securities, was converted into AR$307,900 and must be payable in Pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into Dollars on each payment date.
(2) On August 31, 2009, Tarjeta Naranja S.A. issued and placed class IX negotiable obligations for a total amount of US$50,000, for which US$48,063 obtained through this issuance; which, as specified by the terms and conditions of the securities, was converted into AR$184,986.

Tarjetas Cuyanas S.A.

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval at Shareholders’ Meeting	Approval by the C.N.V.
US$80,000	Simple negotiable obligations, not convertible into shares	5 years	3/22/07 confirmed on 4/09/07	Resolution No. 15627 dated 5/02/07
US$120,000	Simple negotiable obligations, not convertible into shares	5 years	3/30/10 confirmed on 4/06/10	Resolution No. 16328 dated 5/18/10

Tarjetas Cuyanas S.A. has the following negotiable obligations outstanding under these programs as of the close of the period/fiscal year:

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								9/30/11	12/31/10
6/14/07	U.S.$	XVIII	US$65,000 (1)	Simple	5 years	6/14/12	Annual Nominal Fixed at 12%	20,626	39,930	5/24/07 and 6/14/07
6/22/10	AR$	I	AR$30,000	Simple	270 days	3/18/11	Variable Badlar Rate + 3%	-	29,669	6/10/10
12/14/10	AR$	II	AR$38,781	Simple	270 days	9/09/11	Annual Nominal Fixed at 9.95%	-	34,799	11/19/10
12/14/10	U.S.$	III	US$20,247	Simple	365 days	12/14/11	Annual Nominal Fixed at 6%	83,772	74,882	11/19/10
4/15/11	AR$	IV	AR$50,000	Simple	270 days	1/10/12	Variable Badlar Rate + 2.85%	51,310	-	4/06/11
7/29/11	AR$	V Series I	AR$12,931	Simple	270 days	4/24/12	Annual Nominal Fixed at 14%	12,992	-	7/21/11
7/29/11	AR$	V Series II	AR$77,305	Simple	550 days	1/29/13	Variable Badlar Rate + 4%	76,610	-	7/21/11
(*) Corresponds to principal amount and interest outstanding as of the indicated dates.
(**) Not convertible into shares.
(1) This company issued and placed series XVIII negotiable obligations for a total amount of US$65,000, which as specified by the terms and conditions of the securities, was converted into AR$200,063. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into Dollars on each payment date.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out currency hedging transactions in relation to the principal payment of its negotiable obligations for a total amount of US$220,247 from which US$210,437 were carried out with Banco de Galicia y Buenos Aires S.A.

b) Compañía Financiera Argentina S.A.

As of the date of these financial statements, Compañía Financiera Argentina S.A. has the following programs and series of negotiable obligations outstanding, the purpose of which is to finance its operations:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 11:                    Continued

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval at Shareholders’ Meeting	Approval by the C.N.V.
US$250,000	Simple negotiable obligations, not convertible into shares	8/03/16	11/25/10	Resolution No. 16505 dated 1/27/11

Compañía Financiera Argentina S.A. has the following negotiable obligations outstanding under its global program as of the close of the period / fiscal year:

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								9/30/11	12/31/10
3/28/11	AR$	Class III Series I	AR$56,000	Simple	270 days	12/23/11	Variable Badlar Rate + 3.26%	56,174	-	3/15/11
3/28/11	AR$	Class III Series II	AR$44,000	Simple	21 months	12/28/12	Variable Badlar Rate + 4.08%	44,063	-	3/15/11
7/19/11	AR$	Class IV Series II	AR$102,000	Simple	18 months	1/19/13	Variable Badlar Rate + 4%	105,363	-	6/29/11
(*) Corresponds to principal amount and interest outstanding as of the indicated dates.
(**) Not convertible into shares.

NOTE 12:                    MINIMUM CAPITAL REQUIREMENTS

The Company is not subject to the minimum capital requirements established by the B.C.R.A.

Furthermore, the Company meets the minimum capital requirements established by the Corporations Law, which amount to AR$12.

Pursuant to B.C.R.A. regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighing risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by B.C.R.A. regulations, as of September 30, 2011 and December 31, 2010, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
9/30/11	2,533,125	4,071,409	160.73
12/31/10	2,007,081	3,593,930	179.06

NOTE 13:                    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards called for by the Financial Institutions Law.

The executive branch of the Argentine government, through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. As from January 2011, this amount has been established at AR$120.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 13:                    Continued

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the B.C.R.A. based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the B.C.R.A. and the financial institutions, in the proportion determined for each one by the B.C.R.A. based on the contributions made to the fund.

As from January 1, 2005, the B.C.R.A. set this contribution at 0.015% per month.

NOTE 14:                    RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., B.C.R.A. regulations require that 20% of the profits shown in the income statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the legal reserve fund to Capital Stock. In the event that this reserve is reduced for any reason, no profits can be distributed until it is completely re-funded.

The B.C.R.A. set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting (as may be legally or statutorily required) not only the reserves, but also the following items from retained earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the B.C.R.A. not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits, and any adjustments required by the external auditors or the B.C.R.A. that has not been recognized.

Moreover, in order for a financial institution to be able to distribute profits, it must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

This must be done by deducting from assets and retained earnings all items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments (which are to be computed as computable regulatory capital (“R.P.C.”) pursuant to Communiqué "A" 4576).

Moreover, in such calculation, a financial institution must not be able to compute the temporary reductions that affect minimum capital requirements, R.P.C. or its capital adequacy.

In addition to the above-mentioned, the B.C.R.A. must not accept distribution of profits as long as R.P.C. is lower than minimum capital requirements increased by 30%.

As of September 30, 2011, the adjustment to retained earnings pursuant to B.C.R.A. regulations is as follows:

- The positive net difference between the book value and the market value of public sector assets and/or debt instruments issued by the B.C.R.A. not valued at market price:	AR$-56,246

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 14:                    Continued

Distribution of profits requires the prior authorization of the B.C.R.A.’s Superintendence of Financial and Foreign Exchange Institutions, which must verify that the aforementioned requirements have been fulfilled.

It was decided at Tarjeta Naranja S.A.’s ordinary and extraordinary shareholders’ meeting held on March 16, 2006 to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction will remain in effect as long as Tarjeta Naranja S.A.’s shareholders’ equity is below $300,000.

Pursuant to the pricing supplements used in connection with the negotiable obligations class IV, XIII and XIV, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of its net income. This restriction also applies in the event that there is any excess on certain indebtedness ratios.

NOTE 15:                    C.N.V.

Resolution No. 368/01: as of September 30, 2011, Banco de Galicia y Buenos Aires S.A.’ shareholders’ equity exceeds the amount that is required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. in order to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLU.S.," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS (Liquidado)," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," “FIMA PREMIUM”, “FIMA AHORRO PLU.S.” and “FIMA OBLIGACIONES NEGOCIABLES,” as of September 30, 2011, Banco de Galicia y Buenos Aires S.A. holds a total of 1,064,735,612 units under its custody for a market value of AR$1,790,702, which is included in the "Depositors of Securities Held in Custody" account. As of previous fiscal year-end, the securities held in custody totaled 851,406,095 units and their market value amounted to AR$1,417,001.

NOTE 16:                    SITUATION OF BANCO GALICIA URUGUAY S.A. (IN LIQUIDATION)

In May, 2009, Banco Galicia Uruguay S.A. (in liquidation) wholly repaid in advance the debt restructuring plan entered into with its creditors. Having fulfilled its obligations, its shareholders resolved, at the shareholders’ meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company. The authorization to operate as a bank was revoked in October 2011.

Furthermore, taking into consideration the financial ramifications of the liquidation process, shareholders decided to reduce the company’s R.P.C. by a value equal to US$2,069 through the voluntary redemption of shares, which was carried out on October 28, 2010.

As of the period-end, Banco Galicia Uruguay S.A. (in liquidation)'s shareholders equity amounts to AR$51,078.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 17:                    SETTING UP OF FINANCIAL TRUSTS

a) Outstanding financial trusts with Banco de Galicia y Buenos Aires S.A. acting as trustor at period-end:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						9/30/11	12/31/10
Galtrust I	10/13/00	10/10/15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	U.S.$490,224 (*)	524,834	521,862 (**)
Galicia	4/16/02	5/06/32	Bapro Mandatos y Negocios S.A.	Argentine government Bonds in Pesos at 2% due 2014 (2)	AR$108,000	103,815	96,364
Créditos Inmobiliarios Galicia II	10/12/05	12/15/25	Deustche Bank S.A.	Mortgage Loans	AR$150,000	-	721
Galicia Personales VII	2/21/08	11/15/12	Deustche Bank S.A.	Personal Loans	AR$150,000	-	1,652
(*) The remaining US$9,776 was transferred in cash.
(**) Net of the allowance for impairment of value (Note 2.b.4)
(1) In exchange for loans to the provincial governments of Argentina.
(2) In exchange for secured loans.

b) As of September 30, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. records financial trusts in its own portfolio:

- Received as loan repayment for AR$113,128 and AR$20,752, respectively;
- Acquired as investments for AR$247,192 and AR$140,084, respectively.

NOTE 18:                    DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, one of which is Banco de Galicia y Buenos Aires S.A. Settlement is carried on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day (the difference in price is charged to income).

As of September 30, 2011, forward purchase and sale transactions totaled AR$5,212,103 and AR$1,626,753, respectively, while as of December 31, 2010 they totaled AR$3,341,808 and AR$2,393,976, respectively.

These transactions are recorded under “Memorandum Accounts” for the notional value traded. In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Aside from that, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, with the balances settled at the expiration date of the contract. As of September 30, 2011, forward purchase and sale transactions totaled AR$7,334 and AR$1,332,216, respectively, while as of December 31, 2010, purchase and sale transactions totaled AR$23,598 and AR$420,971, respectively.

PURCHASE-SALE OF INTEREST RATE FUTURES

Banco de Galicia y Buenos Aires S.A. trades these products within the trading environment created by the Mercado Abierto Electrónico. The underlying asset is the Badlar rate for time deposits of 30 to 35 days and of more than one million Pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, with the difference in price charged to income. As of September 30, 2011, purchase and sale transactions conducted amounted to AR$762,100 and AR$502,100, respectively, while as of December 31, 2010 they totaled AR$1,140,100 and AR$780,100, respectively. These transactions are recorded under “Memorandum Accounts” for the notional value traded.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 18:                    Continued

In case balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the Mercado Abierto Electrónico, and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, with the difference in price charged to income.

As of September 30, 2011, transactions conducted amounted to AR$299,000, while as of December 31, 2010, they amounted to AR$138,000, and are recorded under “Memorandum Accounts” for the notional value traded.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Moreover, transactions have been conducted with customers, which, as of September 30, 2011 and December 31, 2010, amounted to AR$40,000.

As of September 30, 2011, the estimated market value of such instruments amounted to approximately AR$1,247 (liabilities), while as of December 31, 2010, it amounted to AR$67 (assets).

CALL OPTIONS BOUGHT AND WRITTEN ON GOLD FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the B.C.R.A.

The deposit date, the term to exercise the option and the underlying asset are the same as those of the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period-end, equivalent to the variable yield, have been recognized as income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate.  Premiums received and/or paid have accrued on a straight-line basis during the currency of the agreement.

As of September 30, 2011, call options bought and written totaled AR$8,821 and AR$9,253, respectively. These options have been recorded under “Memorandum Accounts – Debit-Derivatives - Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

PUT OPTIONS WRITTEN

As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the B.C.R.A., Banco de Galicia y Buenos Aires S.A. granted the holders of rescheduled deposit certificates, who had opted to receive Argentine government Boden 2013 notes and Argentine government Boden 2012 notes in lieu of the payment of those certificates, an option to sell coupons. These options, as of September 30, 2011 and December 31, 2010, are valued at the strike price.

The strike price will be equal to the value that results from converting the face value of each coupon in U.S. Dollars into Pesos at a rate of AR$1.40 per U.S. Dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value must in no case exceed the principal and interest amounts in Pesos resulting from applying to the face value of the coupon in U.S. Dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives - Notional Value of Put Options Written” in the amount of AR$66,736 as of September 30, 2011 and AR$98,743 as of December 31, 2010, respectively.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 18:                    Continued

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried out in accordance with the policies of its board of directors. In that sense, “derivative instruments” carried out by Banco de Galicia y Buenos Aires S.A. are means for Banco de Galicia y Buenos Aires S.A. to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments by Banco de Galicia y Buenos Aires S.A. is performed within the guidelines of internal policies set forth by Banco de Galicia y Buenos Aires S.A.

NOTE 19:                      CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year is set forth below in order to disclose the changes in those assets and liabilities during the current period:

	9/30/11	12/31/10
ASSETS
LOANS	28,311,137	21,353,781
- To the Non-financial Public Sector	24,156	24,565
- To the Financial Sector	236,412	80,633
- Interbank Loans (Call Money Loans Granted)	129,000	32,500
- Other Loans to Local Financial Institutions	102,567	47,968
- Accrued interest, Adjustments and Quotation Differences Receivable	4,845	165
- To the Non-financial Private Sector and Residents Abroad	29,290,949	22,287,056
- Advances	2,227,998	977,890
- Promissory Notes	5,693,546	4,534,326
- Mortgage Loans	942,663	950,237
- Pledge Loans	187,315	119,175
- Personal Loans	5,520,436	4,093,559
- Credit-card Loans	11,464,858	9,120,092
- Others	3,027,169	2,297,507
- Accrued interest, Adjustments and Quotation Differences Receivable	342,979	277,070
- Documented Interest	(115,931)	(81,804)
- Unallocated Collections	(84)	(996)
- Allowances	(1,240,380)	(1,038,473)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,638,796	3,325,990
- B.C.R.A.	579,923	402,386
- Amounts Receivable for Spot and Forward Sales to be Settled	311,533	237,333
- Securities Receivable under Spot and Forward Purchases to be Settled	760,272	914,124
- Premiums from Bought Options	497	-
- Others Not Included in the Debtor Classification Regulations	1,442,098	1,286,039
- Unlisted Negotiable Obligations	165,823	99,237
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	6,542	5,403
- Others Included in the Debtor Classification Regulations	422,274	511,594
- Accrued interest Receivable Included in the Debtor Classification Regulations	1,849	1,680
- Allowances	(52,015)	(131,806)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 19:                    Continued

	9/30/11	12/31/10
LIABILITIES
DEPOSITS	28,531,542	22,222,764
- Non-financial Public Sector	1,956,660	874,201
- Financial Sector	15,347	9,934
- Non-financial Private Sector and Residents Abroad	26,559,535	21,338,629
- Current Accounts	6,642,572	5,466,532
- Savings Accounts	8,419,768	6,356,877
- Time Deposits	10,871,285	8,975,889
- Investment Accounts	163,647	156,935
- Others	353,940	306,139
- Accrued interest and Quotation Differences Payable	108,323	76,257
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	11,058,707	7,608,071
- B.C.R.A.	2,778	2,105
- Others	2,778	2,105
- Banks and International Entities	918,081	646,745
- Unsubordinated Negotiable Obligations	2,850,721	775,863
- Amounts Payable for Spot and Forward Purchases to be Settled	741,491	950,453
- Securities to be Delivered under Spot and Forward Sales to be Settled	317,225	229,684
- Premiums from Options Written	308	-
- Loans from Local Financial Institutions	776,922	613,197
- Other Loans from Local Financial Institutions	771,899	610,022
- Accrued Interest payable	5,023	3,175
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	5,797	11,085
- Others	5,354,822	4,358,049
- Accrued interest and Quotation Differences Payable	90,562	20,890
SUBORDINATED NEGOTIABLE OBLIGATIONS	958,052	1,253,027

NOTE 20:                    CONTINGENCIES

A. Tax Contingencies

Banco de Galicia y Buenos Aires S.A.:

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits mainly regarding the Compensatory Bond granted by the Argentine government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

With respect to the determination of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the determination of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters in the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the court ordered the Argentine Revenue Service (“A.F.I.P.”) to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purposes.

With regard to other Autonomous City of Buenos Aires’ claims, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Liabilities in Arrears (Law No. 3461 and regulatory dispositions), which provides for the total relief of interest and fines. Banco de Galicia y Buenos Aires S.A.

With regard to other Autonomous City of Buenos Aires’ claims, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Liabilities in Arrears (Law No. 3461 and regulatory dispositions), which provides for the total relief of interest and fines. Banco de Galicia y Buenos Aires S.A.’s adherence to this system was set forth within the framework of the respective cases before the corresponding judicial authorities.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 20:                    Continued

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by management. Even though Banco de Galicia y Buenos Aires S.A. believes that it has complied with its tax liabilities in full in accordance with current regulations, the allowances deemed appropriate to deal with each proceeding have been set up.

Tarjetas Regionales S.A.:

At the date of these consolidated financial statements, the A.F.I.P., the revenue board of the province of Córdoba and the municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits, which are at different stages of completion. These agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals approximately AR$11,550.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in effect and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.:

As regards Compañía Financiera Argentina S.A., the A.F.I.P. conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals AR$2,094.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

B. Consumer Protection Associations

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

Banco de Galicia y Buenos Aires S.A. considers that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 21:                    SEGMENT REPORTING

A breakdown of the accounting information as of September 30, 2011 and 2010 (by related business segment) is set forth below:

Primary Segment: Business.

	Financial Brokerage	Services	Total
Income	4,110,337	2,520,893	6,631,230
Expenses	(1,552,715)	(759,700)	(2,312,415)
Result as of 9/30/11	2,557,622	1,761,193	4,318,815
Result as of 9/30/10	1,432,937	1,274,445	2,707,382

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 21:                    Continued

Secondary Segment: Geographic.

Financial Brokerage	City of Buenos Aires	Rest of the Country	Foreign	Total
Income	2,383,995	1,716,888	9,454	4,110,337
Expenses	(900,575)	(648,569)	(3,571)	(1,552,715)
Result as of 9/30/11	1,483,420	1,068,319	5,883	2,557,622
Result as of 9/30/10	831,103	587,504	14,330	1,432,937

Services	City of Buenos Aires	Rest of the Country	Foreign	Total
Income	1,462,118	1,052,977	5,798	2,520,893
Expenses	(440,626)	(317,327)	(1,747)	(759,700)
Result as of 9/30/11	1,021,492	735,650	4,051	1,761,193
Result as of 9/30/10	739,178	522,522	12,745	1,274,445

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	9/30/11	12/31/10
ASSETS
GOVERNMENT AND PRIVATE SECURITIES	3,764,984	2,278,012
LOANS	28,311,137	21,353,781
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,638,796	3,325,990
RECEIVABLES FROM FINANCIAL LEASES	559,227	428,080

	9/30/11	12/31/10
LIABILITIES
DEPOSITS	28,531,542	22,222,764
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	11,058,707	7,608,071
SUBORDINATED NEGOTIABLE OBLIGATIONS	958,052	1,253,027

NOTE 22:                    STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with short-term commitments, with a high level of liquidity, which are easily converted into known amounts of cash, are subject to insignificant changes in value and have a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	9/30/11	12/31/10	9/30/10	12/31/09
Cash and Due from Banks	6,902,248	5,645,571	5,203,961	3,696,309
Securities Issued by the B.C.R.A.	1,589,608	1,023,935	482,549	728,743
Reverse Repo Transactions with the B.C.R.A.	77,960	-	96,995	153,173
Interbank Loans - (Call Money Loans Granted)	129,000	32,500	42,000	25,300
Loans Granted to Prime Companies with Maturity up to 7 Days, Used as Liquidity Reserve	-	-	-	79,810
Overnight Placements in Banks Abroad	311,559	215,282	256,145	440,745
Other Cash Placements	318,608	526,229	281,903	304,650
Cash and Cash Equivalents	9,328,983	7,443,517	6,363,553	5,428,730

NOTE 23:                    BANCO DE GALICIA Y BUENOS AIRES S.A.’S RISK MANAGEMENT POLICIES

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks (credit, financial and operational risks) has been allocated to the Risk Management Division; independence from the rest of the business areas is guaranteed since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, is involved in the decisions made by each area.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 23:                    Continued

The aim of the Risk Management Division and the Anti-Money Laundering Unit is to be fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to and to create the policies and procedures necessary to mitigate and control such risks.

Financial Risks

Banco de Galicia y Buenos Aires S.A.'s objective in asset and liability management is to achieve a structure of financial assets and liabilities that maximizes its return on equity, both short-term and long-term, within an environment of acceptable risk.

Liquidity

Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet credit demands.

The current liquidity policy in effect provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

There is also a contingency plan that sets forth the measures to be taken and the assets from which to obtain liquid resources, in addition to those contemplated by the policy described.

In order to mitigate the liquidity risk stemming from the deposit concentration by customer, Banco de Galicia y Buenos Aires S.A. has a policy in place that regulates deposit concentration in the largest customers.

Currency Risk

In order to manage and mitigate the “currency risk,” Banco de Galicia y Buenos Aires S.A. has a policy in place that relates to two currencies in addition to the Peso: assets and liabilities adjusted by C.E.R. and foreign currency. The policy currently in effect sets forth technical limitations on maximum positions "bought" (assets denominated in a certain currency exceeding liabilities denominated in that same currency) and “sold” (assets denominated in a certain currency that are lower than the liabilities in that same currency) for mismatches in Pesos, adjustable by C.E.R. and in foreign currencies, as a ratio of the R.P.C. of Banco de Galicia y Buenos Aires S.A., on a consolidated basis. Banco de Galicia y Buenos Aires S.A. manages the gap between assets and liabilities, but also with respect to the futures market in foreign currency. Banco de Galicia y Buenos Aires S.A.'s futures transactions (futures in Dollars) are subject to the limitations that take into account the characteristics of each negotiation environment.

Interest Rate Risk

In order to mitigate the sensitivity of Banco de Galicia y Buenos Aires S.A.’s results to variations in interest rates, maximum limits have been established for: (i) the potential negative impact on net financial income for the first year in the context of rising interest rates relative to a "base" scenario, and (ii) the potential negative impact on the net present value of Banco de Galicia y Buenos Aires S.A.’s assets and liabilities in the "base" scenario relative to the value before an increase in interest rates. Calculations are carried out monthly using the methodology known as “scenario simulation,” and taking into account the assets and liabilities of Banco de Galicia y Buenos Aires S.A.'s consolidated balance sheet.

Market Risk

All brokerage transactions and/or investments in government securities, currencies, derivatives and debt securities issued by the B.C.R.A. listed in the Argentine capital markets, and which value varies in accordance with the fluctuation of the market prices thereof, are included in the policy that limits the tolerable losses for the fiscal year.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 23:                    Continued

In order to measure and control the risk derived from the price variations of the financial instruments that make up the brokerage or trading portfolio, a model known as "Value at Risk" ("VaR") is used, among other methodologies. On an intra-day basis and for Banco de Galicia y Buenos Aires S.A. on an individual basis, this model measures the potential loss generated by the positions in securities, derivatives, and foreign-currencies under certain parameters. The VaR methodology estimates the changes in value of a portfolio caused by variations of one basis point in the interest rate; such methodology is applied to measure and control of the risk associated with the brokerage of debt securities issued by the B.C.R.A.

Cross Border Risk

In order to control the exposure to risks in international environments, limits were set up taking into account credit ratings of certain countries, the type of transaction and a maximum exposure to a given country with which Banco de Galicia y Buenos Aires S.A. is comfortable.

Transfer Risk

With the purpose of mitigating the risk generated by a possible change in domestic laws that could hinder the transfer of foreign currency abroad to pay for liabilities assumed, a policy that sets a limit to liabilities with parties from abroad as a percentage of total liabilities was approved at the end of the first quarter.

Credit Risk

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests,” which is generated from the division between credit and commercial functions, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and conservative loan loss provisioning.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it possible to detect early any situations that could create portfolio deterioration, and to appropriately safeguard Banco de Galicia y Buenos Aires S.A.’s assets.

Banco de Galicia y Buenos Aires S.A.’s Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

The retail banking approval policy is focused on automatic credit-extension processes. Such processes are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly focused on attracting payroll deposits, which statistically are more favorable than other kinds of deposits.

In wholesale banking transactions, the extension of credit is based on the credit, cash flow, balance sheet and applicant's analysis based on statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which sets forth the levels of review for the economic activities pertaining to the private-sector portfolio, which are directly related to their total credit and/or R.P.C. concentration.

Banco de Galicia y Buenos Aires S.A.’s Risk Management Division also constantly monitors its portfolio using different indicators/ratios (asset quality of the loan portfolio, provisioning of the non-accrual portfolio, non-performance, roll rates, etc.), as well as the classification and concentration thereof (through maximum ratios between the exposure to each client, its own R.P.C. and that of each client). This loan portfolio classification, as well as the monitoring processes, are carried out in accordance with B.C.R.A. regulations.

Operational Risk

On July 30, 2008, Banco de Galicia y Buenos Aires S.A.’s board of directors approved the policy regarding operational risk management, pursuant to the guidelines established by Banco de Galicia y Buenos Aires S.A., and within the framework of the provisions set forth by the B.C.R.A. in Communiqué “A” 4793 and supplementary regulations.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 23:                    Continued

Banco de Galicia y Buenos Aires S.A. started to implement an operational risk management system in an on-going manner and in accordance with a timeline determined in such Communiqué.

Furthermore, Banco de Galicia y Buenos Aires S.A incorporated an operational risk events database that will comply with the reporting requirements set forth in Communiqué “A” 4904 of the B.C.R.A.

Banco de Galicia y Buenos Aires S.A. adopted the “operational risk” definition used by the Argentine Central Bank and best international practices, which defines such term as the risk of loss resulting from the lack of adjustment or failure of internal procedures, staff procedures or systems procedures, or those risks created by external events. This definition includes legal risk, but excludes strategic and reputational risks.

Banco de Galicia y Buenos Aires S.A.’s boards of directors, Risk Management Committee, Risk Management Division, Operational Risk Unit and Business and Support Divisions each have clearly defined roles and responsibilities which relate to this risk..

Banco de Galicia y Buenos Aires S.A.’s Risk Management Division, which reports to Banco de Galicia y Buenos Aires S.A.’s chief executive officer, focuses on the comprehensive management of Banco de Galicia y Buenos Aires S.A.'s risks in three categories (and three independent sub-divisions): financial, credit and operational. Banco de Galicia y Buenos Aires S.A. has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. works to manage the operational risk related to its products, activities, processes (including data protection), systems and technology, as well as the risk related to outsourced business activities and services rendered by suppliers. In addition, before launching or introducing new products, activities, processes or systems, Banco de Galicia y Buenos Aires S.A. analyzes the inherent operational risk associated with such products, etc.

Banco de Galicia y Buenos Aires S.A.'s purpose is to have a systematic approach for dealing with operational risk management, focused on improvements related to the identification, assessment, follow-up, control and mitigation of the various risks related to banking activities.

Risk regarding Money Laundering and Other Illegal Activities

As regards the control and prevention of money laundering, Banco de Galicia y Buenos Aires S.A. complies with B.C.R.A. regulations and Law No. 25246, which amends the Argentine Criminal Code as to concealment and asset laundering and creates the Financial Information Unit (“U.I.F.” as per its initials in Spanish - Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach.” Such policies and procedures allow for the monitoring of transactions, pursuant to the “risk profile of customers,” in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. Banco de Galicia y Buenos Aires S.A.’s Anti-Money Laundering Unit is in charge of managing this activity, through the implementation of control and prevention procedures, as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all collaborators. The management of this risk is regularly reviewed by Banco de Galicia y Buenos Aires S.A.’s Internal Audit Department.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a committee responsible for planning and coordinating the policies determined by the board of directors, as well as enforcing compliance. The basic principles on which the regulations regarding prevention and control of this risk are based are in line with the best international practices.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 24:                    SUBSEQUENT EVENTS

Tarjeta Naranja S.A.

During October 2011, Tarjeta Naranja S.A.’s board of directors decided to approve the issuance of class XV negotiable obligations within the framework of the global program explained in Note 11 to the consolidated financial statements.

Tarjetas Cuyanas S.A.

During October 2011, Tarjetas Cuyanas S.A. placed class VI negotiable obligations in two series: series I for a face value of US$18,883, which will be amortized in only one installment at maturity, on October 4, 2012, at an annual nominal fixed rate of 7.5%; and series II for US$7,184, at an annual nominal fixed rate of 8.5%, the principal of which must be paid upon maturity, on October 4, 2013.

Sudamericana Holding S.A.

On October 28, 2011, it was decided at the ordinary and extraordinary shareholders’ meeting of Sudamericana Holding S.A. to distribute the retained earnings as of June 30, 2011 in the amount of AR$64,053 as follows: (i) AR$13,000 would be allocated to the payment of dividends, and (ii) the remaining AR$51,053 would be used to increase the discretionary reserve.

GV Mandataria de Valores S.A.

During October 2011, the Company made irrevocable contributions to GV Mandataria de Valores S.A. for a total amount of AR$850.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Balance Sheet
As of September 30, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	9/30/11	12/31/10
ASSETS
CURRENT ASSETS
Cash and Due from Banks (Notes 2 and 11 and Schedule G)	890	830
Investments (Notes 9 and 11 and Schedules D and G)	38,159	26,468
Other Receivables (Notes 3, 9, and 11 and Schedule G)	8,380	2,109
Total Current Assets	47,429	29,407

NON-CURRENT ASSETS
Other Receivables (Notes 3, 9, 11 and 13 and Schedules E and G)	43,668	56,794
Investments (Note 9 and Schedules B, C and G)	3,311,272	2,623,911
Fixed Assets (Schedule A)	1,250	1,048
Total Non-current Assets	3,356,190	2,681,753
Total Assets	3,403,619	2,711,160

LIABILITIES
CURRENT LIABILITIES
Financial Debts (Notes 4, 9 and 16 and Schedule G)	78,436	42,787
Salaries and Social Security Contributions (Notes 5 and 9)	1,633	1,735
Tax Liabilities (Notes 6 and 9)	6,442	6,554
Other Liabilities (Notes 7, 9 and 11 and Schedule G)	4,384	10,184
Total Current Liabilities	90,895	61,260

NON-CURRENT LIABILITIES
Financial Debts (Notes 4, 9 and 16 and Schedule G)	116,277	180,394
Other Liabilities (Notes 7 and 9)	6	6
Total Non-current Liabilities	116,283	180,400
Total Liabilities	207,178	241,660
SHAREHOLDERS' EQUITY (Per Related Statement)	3,196,441	2,469,500
Total Liabilities and Shareholders' Equity	3,403,619	2,711,160

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Memorandum Accounts
As of September 30, 2011 and December 31, 2010.
 (Figures Stated in Thousands of Pesos)

	9/30/11	12/31/10
Forward Purchase of Foreign Currency Without Delivery of the Underlying Asset (Note 15 and Schedule G)	117,740	119,280

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Income Statement
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	9/30/11	9/30/10
Net Income on Investments in Related Institutions	786,020	269,416
Administrative Expenses (Note 11 and Schedule H)	(14,892)	(17,049)
Financial Income and by Holding	(23,664)	(33,687)
- Generated by Assets	4,525	4,059
Interest
On Special Current Account Deposits	9	1
Mutual Funds	244	81
On Time Deposits (*)	92	39
On Promissory Notes Receivable (*)	108	135
Result on Negotiable Obligations	-	32
Result on Negotiable Mutual Funds from Abroad	-	30
Exchange-Rate Difference	4,072	3,741
- Generated by Liabilities	(28,189)	(37,746)
Interest
On Financial Debts	(13,693)	(13,740)
Others	-	(320)
Exchange-Rate Difference	(14,496)	(23,686)
Other Income and Expenses (*) – Income	5,238	892
Net Income before Income Tax	752,702	219,572
Income Tax (Note 13)	(933)	(281)
Net Income for the Period	751,769	219,291
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. see Note 11.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Statement of Changes in the Shareholders’ Equity
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format with the previous fiscal year.
(Figures Stated in Thousands of Pesos)

Item	Shareholders’ Contributions (Note 8)				Retained Earnings (Notes 12 and 15)
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Valuation Adjustment of Hedging Derivatives	Retained Earnings	Total Shareholders’ Equity
Balances as of 12/31/09	1,241,407	278,131	606	1,520,144	45,998	265,182	(8,060)	229,275	2,052,539
Valuation Adjustment of Hedging Derivatives	-	-	-	-	-	-	8,060	-	8,060
Distribution of Retained Earnings (1)
- Legal Reserve	-	-	-	-	11,464	-	-	(11,464)	-
- Discretionary Reserve	-	-	-	-	-	217,811	-	(217,811)	-
Income for the Period	-	-	-	-	-	-	-	219,291	219,291
Balances as of 9/30/10	1,241,407	278,131	606	1,520,144	57,462	482,993	-	219,291	2,279,890

Balances as of 12/31/10	1,241,407	278,131	606	1,520,144	57,462	482,993	-	408,901	2,469,500
Distribution of Retained Earnings (2)
- Legal Reserve	-	-	-	-	20,445	-	-	(20,445)	-
- Discretionary Reserve	-	-	-	-	-	363,628	-	(363,628)	-
- Cash Dividends	-	-	-	-	-	-	-	(24,828)	(24,828)
Income for the Period	-	-	-	-	-	-	-	751,769	751,769
Balances as of 9/30/11	1,241,407	278,131	606	1,520,144	77,907	846,621	-	751,769	3,196,441

(1) Approved at the ordinary shareholders’ meeting held on April 14, 2010.
(2) Approved at the ordinary shareholders’ meeting held on April 27, 2011.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Statement of Cash Flows
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	9/30/11	9/30/10
CHANGES IN CASH (Note 1.j)
Cash at Beginning of Fiscal Year	27,298	19,422
Cash at Period-end	39,049	28,216
Increase in Cash, Net	11,751	8,794
CAUSES FOR CHANGES IN CASH
Operating Activities
Collections for Services	-	1,664
Payments to Suppliers of Goods and Services	(8,315)	(9,328)
Personnel Salaries and Social Security Contributions	(5,271)	(3,689)
Payment of Other Taxes	(10,073)	(7,925)
Income Tax Payments and Prepayments	-	(21,822)
(Payments) / Collections for Other Operating Activities, Net	(7,272)	412
Net Cash Flow (Used in) Operating Activities	(30,931)	(40,688)
Investment Activities
Collections for Sale of Fixed Assets	146	-
Payments for Purchases of Fixed Assets	(296)	(167)
Collections for Prepayments due to the Sale of Fixed Assets	-	2,998
Dividends Collections	121,836	656
Interests Collections, Net	19,234	1,083
Payments for Equity Investments	(25,669)	-
Net Cash Flow Generated by Investment Activities	115,251	4,570
Financing Activities
Distribution of Dividends, Net of Taxes	(18,792)	-
(Payments) / Collections of Loans Received, Net	(53,777)	44,912
Net Cash Flow (Used in) / Generated by Financing Activities	(72,569)	44,912
Increase in Cash, Net	11,751	8,794

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements
For the nine-month period beginning on January 1, 2011 and
ending on September 30, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 1:                      BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncements 6 to 22 issued by the F.A.C.P.C.E. as the Argentine GAAP; such resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. approved C.P.C.E.C.A.B.A.’s C.D. No. 93/05 with certain amendments.

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company’s management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may actually occur in the future.

On March 25, 2003, the the executive branch of the Argentine government issued Decree No. 664 establishing that financial statements for fiscal years ending after such date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements after March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute.

Certain figures in the financial statements for the fiscal year ended December 31, 2010 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a.	Assets and Liabilities in Domestic Currency

Monetary assets and liabilities which include, as applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b.	Assets and Liabilities in Foreign Currency (U.S. Dollars and Euros)

Foreign currency assets and liabilities (in U.S. Dollars and Euros) have been stated at Banco de la Nación Argentina’s buying and selling exchange rates, respectively, in effect at the close of operations on the last working day of each period/fiscal year. Interest receivable or payable has been accrued, as applicable.

c.	Investments

c.1.	Current

Time and special current account deposits have been valued at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 1:                      Continued

c.2.	Non-Current

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of September 30, 2011 and December 31, 2010, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A., GV Mandataria de Valores S.A., Sudamericana Holding S.A. and Compañía Financiera Argentina S.A. are recognized using the equity method as of September 30, 2011.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance, which differ from Argentine GAAP in the aspects mentioned in Note 2.b. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into Pesos as detailed below:

 - Assets and liabilities were converted at the buying exchange rate established by Banco de la Nación Argentina in effect at the closing of operations on the last working day of the period/fiscal year.
 - Capital and capital contributions have been computed in the amounts actually disbursed.
 - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
 - Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings.
 - Items in the income statement were converted into Pesos applying the monthly average exchange rates.

d.	Goodwill

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, with an amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e.	Fixed Assets

Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/fiscal year-end.

f.	Financial Debt

Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interest accrued based on the I.R.R. estimated at the initial recording time.

Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nación Argentina as of period/fiscal year-end.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 1:                      Continued

g.	Income Tax and Minimum Presumed Income Tax

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in effect (see Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax losses, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax losses.  See Schedule E.

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at period/fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year must be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during the period and the previous fiscal year, for AR$851 and AR$936, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

h.	Derivative Instruments

As of September 30, 2011 and December 31, 2010, derivative instruments have been valued at their estimated current value at those dates.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in results for the period/fiscal year.

i.	Shareholders’ Equity

i.1.	Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs four and five of this Note.

The "Subscribed and Paid-in Capital" account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Principal Adjustment” account.

i.2.	Income and Expense Accounts

The results for each period are presented in the period in which they accrue.

j.	Statement of Cash Flows

“Cash and Due from Banks” and investments and credit held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	9/30/11	12/31/10
Cash and Due from Banks (Note 2)	890	830
Investments (Schedule D)	38,159	26,468
Total	39,049	27,298

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 2:                      CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

	9/30/11	12/31/10
Cash	12	11
Cash in Custody in Other Banks (Schedule G)	614	653
Due from Banks – Current Accounts (Note 11)	264	166
Total	890	830

NOTE 3:                      OTHER RECEIVABLES

The breakdown of this caption was the following:

	9/30/11	12/31/10
Current
Tax Credit	398	-
Recoverable Expenses	6,338
Promissory Notes Receivable (Note 11 and Schedule G)	902	2,103
Sundry Debtors (Note 11)	657	-
Prepaid Expenses	12	6
Others	73	-
Total	8,380	2,109

	9/30/11	12/31/10
Non-Current
Tax Credit – Income Tax (Note 13 and Schedule E)	-	1,034
Promissory Notes Receivable (Note 11 and Schedule G)	43,667	55,754
Sundry Debtors	1	1
Prepaid Expenses	-	5
Total	43,668	56,794

NOTE 4:                      FINANCIAL DEBT

The breakdown of this caption was the following:

	9/30/11	12/31/10
Current
Negotiable Obligations (Note 16 and Schedule G)	78,436	42,787
Total	78,436	42,787

	9/30/11	12/31/10
Non-Current
Negotiable Obligations (Note 16 and Schedule G)	116,277	180,394
Total	116,277	180,394

NOTE 5:                      SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

	9/30/11	12/31/10
Current
Argentine Integrated Social Security System	124	148
Provision for Annual Legal Bonus (SAC)	120	-
Provision for Bonuses	596	656
Provision for Retirement Insurance	643	720
Provision for Directors’ and Syndics' Fees	141	195
Others	9	16
Total	1,633	1,735

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 6:                      TAX LIABILITIES

The breakdown of this caption was the following:

	9/30/11	12/31/10
Current
Income Tax – Withholdings to Be Deposited	104	91
Provision for Minimum Presumed Income Tax	-	206
Provision for Turnover Tax (Net)	-	50
Provision for Tax on Personal Assets – Substitute Taxpayer	6,338	6,207
Total	6,442	6,554

NOTE 7:                      OTHER LIABILITIES

The breakdown of this caption was the following:

	9/30/11	12/31/10
Current
Sundry Creditors	224	86
Provision for Expenses (Note 11 and Schedule G)	2,101	2,265
Balance of Futures Contracts to be Settled (Note 15)	2,056	7,830
Directors’ Qualification Bonds	3	3
Total	4,384	10,184

	9/30/11	12/31/10
Non-Current
Directors’ Qualification Bonds	6	6
Total	6	6

NOTE 8:                      CAPITAL STATU.S.

As of September 30, 2011, capital status was as follows:

Capital Stock Issued, Subscribed, Paid-in and Recorded	Face Value	Restated at Constant Currency
Balances as of 12/31/09	1,241,407	1,519,538
Balances as of 12/31/10	1,241,407	1,519,538
Balances as of 9/30/11	1,241,407	1,519,538

NOTE 9:                      ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of September 30, 2011, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	38,159	8,229	-	253	104	532
2nd Quarter (*)	-	1	-	1,239	-	2,139
3rd Quarter (*)	-	1	78,436	141	6,338	493
4th Quarter (*)	-	149	-	-	-	1,220
After One Year (*)	-	43,667	116,277	-	-	6
Subtotal Falling Due	38,159	52,047	194,713	1,633	6,442	4,390
No Set Due Date	3,311,272	1	-	-	-	-
Past Due	-	-	-	-	-	-
Total	3,349,431	52,048	194,713	1,633	6,442	4,390
Non-interest Bearing	3,311,272	7,479	-	1,633	6,442	4,390
At Variable Rate	907	44,569	-	-	-	-
At Fixed Rate	37,252	-	194,713	-	-	-
Total	3,349,431	52,048	194,713	1,633	6,442	4,390
(*) From the date of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 10:                    EQUITY INVESTMENTS

The breakdown of equity investments was the following:

As of September 30, 2011
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary Class “A”	101
	Ordinary Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary Class “A”	101
	Ordinary Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

The financial condition and results of controlled companies were the following:

As of September 30, 2011
	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	45,735,231	42,491,385	3,243,846	748,284
Net Investment S.A.	165	6	159	(26)
Galicia Warrants S.A.	34,063	17,426	16,637	4,192
Galval Agente de Valores S.A.	7,638	2,863	4,775	(3,409)
GV Mandataria de Valores S.A.	759	370	389	110
Sudamericana Holding S.A.	383,024	256,173	126,851	71,749
Compañía Financiera Argentina S.A.	1,935,219	1,062,710	872,509	159,324

Financial Condition as of December 31, 2010 and Net Income as of September 30, 2010 (*)
	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	35,298,911	32,703,255	2,595,656	271,299
Net Investment S.A.	209	24	185	(86)
Galicia Warrants S.A.	28,247	14,295	13,952	2,029
Galval Agente de Valores S.A.	8,803	619	8,184	(3,426)
GV Mandataria de Valores S.A.	555	277	278	219
Sudamericana Holding S.A.	293,886	188,784	105,102	19,118

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 11:                    SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

	9/30/11	12/31/10
Assets
Cash and Due from Banks – Current Accounts (Note 2)	115	152
Investments – Special Current Accounts (Schedule D)	1	5,291
Other Receivables – Promissory Notes Receivable (Note 3 and Schedule G)	44,569	57,857
Total	44,685	63,300

	9/30/11	12/31/10
Liabilities
Other Liabilities – Provision for Expenses (Note 7)	215	257
Total	215	257

	9/30/11	9/30/10
Income
Financial Income – Interest on Time Deposits	1,076	397
Financial Income – Interest on Promissory Notes Receivable	2,090	2,559
Other Income – Fixed Assets under Lease	-	150
Total	3,166	3,106

	9/30/11	9/30/10
Expenses
Administrative Expenses (Schedule H)
Trademark Leasing	1,034	941
Bank Expenses	5	6
General Expenses	381	369
Expenses Corresponding to the Issuance of the Global Program for the Issuance of Negotiable Obligations	-	52
Total	1,420	1,368

Galval Agente de Valores S.A.

	9/30/11	12/31/10
Liabilities
Other Liabilities – Provision for Expenses (Note 7 and Schedule G)	-	22
Total	-	22

	9/30/11	9/30/10
Expenses
Administrative Expenses (Schedule H)
General Expenses	53	84
Total	53	84

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 11:                    Continued

Galicia Seguros S.A.

	9/30/11	9/30/10
Income
Other Income – Fixed Assets under Lease	-	221
Total	-	221

Galicia Warrants S.A.

	9/30/11	12/31/10
Assets
Other Receivables - Sundry Creditors (Note 3)	656	-
Total	656	-

Additionally, the purchase and sale of foreign exchange derivatives instruments related to the transactions described in Note 16 was carried out with Banco de Galicia y Buenos Aires S.A.

NOTE 12:                    RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the legal reserve until 20% of the capital stock is reached.

NOTE 13:                    INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Other Receivables	Other Liabilities	Total
Balances as of 12/31/09	1,570	-	1,570
Charge to Income	103	-	103
Balances as of 12/31/10	1,673	-	1,673
Charge to Income	(1,673)	(13)	(1,686)
Others	-	13	13
Balances as of 9/30/11	-	-	-

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12/31/09	6	501	507
Charge to Income	1	131	132
Balances as of 12/31/10	7	632	639
Charge to Income	(121)	(632)	(753)
Others	114	-	114
Balances as of 9/30/11	-	-	-

As the above-mentioned information shows, as of December 31, 2010 the Company’s deferred tax assets amounted to AR$1,034. Based on the Company’s estimates, at period-end an allowance for AR$1,149 has been allocated for the deferred tax assets recorded. See Schedule E.

Tax losses recorded by the Company, pending being used, amount to approximately AR$40,527, pursuant to the following breakdown:

Issuance Year	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,662
2011	21,492	2016	7,522

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 13:                    Continued

The deferred tax originated from such tax losses has been fully provisioned, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements.  See Schedule E.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in effect to the accounting income before tax:

	9/30/11	9/30/10
Income Before Income Tax	752,702	219,572
Income Tax Rate in effect	35%	35%
Result for the Period at the Tax Rate	263,446	76,850
Permanent Differences at the Tax Rate
Increase in Income Tax
- Expenses not Included in Tax Return	5,071	9,832
- Other Causes	847	631
Decrease in Income Tax
- Results on Investments in Related Institutions	(274,974)	(94,009)
- Other Causes	(2,128)	(16)
- Allowance for Impairment of Value (Schedule E)	8,671	6,993
Total Income Tax Charge Recorded – Loss	933	281

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

	9/30/11	9/30/10
Total Income Tax Charge Recorded – Loss	933	281
Temporary Differences
- Variation in Assets due to Deferred Tax	(1,686)	(30)
- Variation in Liabilities due to Deferred Tax	753	(251)
Total Tax Determined for Tax Purposes	-	-

NOTE 14:                    EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2011 and 2010:

	9/30/11	9/30/10
Income for the Period	751,769	219,291
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
- Basic	0.6056	0.1766
- Diluted	0.6056	0.1766

NOTE 15:                    DERIVATIVE INSTRUMENTS

The Company enters into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 15:                    Continued

On May 31, 2010, the contract entered into in fiscal year 2009 was settled, recording a AR$10,329 loss, which was charged to income for the fiscal year.

The contracts entered into in fiscal year 2010 were settled, recording an AR$8,493 loss, of which AR$663 correspond to this fiscal year.

During this period, new agreements were entered into and settled, recording a AR$39 loss.

As of September 30, 2011, the following contracts are outstanding:

Reference Foreign Currency		Amount in the Reference Foreign Currency (In Thousands)		Forward Exchange Rate (AR$ for U.S.$)	Exchange Rate for Settlement		Settlement Date
U.S.$	(1)	8,000	(2)	4.5000	B.C.R.A.	(4)	02/29/2012
U.S.$	(1)	20,000	(3)	4.5200	B.C.R.A.	(4)	03/30/2012
(1) U.S. Dollars.
(2) The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to AR$3.80 (three Pesos and eighty cents), the Company will have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of AR$4.0315 and the exchange rate in effect at the time such security is furnished, in the amount of the contract.
(3) The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to AR$3.80 (three Pesos and eighty cents), the Company will have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of AR$4.052 and the exchange rate in effect at the time such security is furnished, in the amount of the contract.
(4) Reference exchange rate set by the B.C.R.A. (Communiqué “A” 3500).

Settlement of this transaction at the settlement date must be carried out without the physical delivery of the currency. That is to say, it must be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into contracts regarding derivatives for speculative purposes.

NOTE 16:                    GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the creation of the global program for the Issuance of simple negotiable obligations, not convertible into shares, was approved at the general ordinary shareholders’ meeting of the Company. Such negotiable obligations may be short-, mid- and/or long-term, secured or unsecured, Peso-denominated, Dollar-denominated or may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program must be five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in effect.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 16:                    Continued

Apart from that, the negotiable obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the program’s total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the program’s expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics.

By means of resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the global program. On May 8, 2009, together with the release of such conditions, the C.N.V. approved the pricing supplement used in connection with the issuance of the class I, series I and II negotiable obligations, for a face value of US$45,000.

On June 4, 2009, series I and II corresponding to negotiable obligations class I were issued.

On May 30, 2010, series I corresponding to negotiable obligations class I for a face value of US$34,404 was repaid.

On May 25, 2011, series II corresponding to negotiable obligations class I was repaid, the main characteristics of which are described as follows:

Series No.	face value Amount in U.S.$	Issuance Price (In Thousands of U.S.$)	Term (In Days)	Maturity Date	Interest Rate	Book Value $
						9/30/11	12/31/10
II	10,596	0.10348	720	5/25/11	Annual nominal at 12.5%	-	42,787

On May 7, 2010, the C.N.V. authorized, within the global program outstanding, the issuance of negotiable obligations class II, series I, II and III, for US$45,000.

On June 8, 2010, series II and III corresponding to negotiable obligations class II were issued, the main characteristics of which are described as follows:

Series No.	face value Amount in U.S.$	Issuance Price (In Thousands of U.S.$)	Term (In Days)	Maturity Date	Interest Rate	Book Value $
						9/30/11	12/31/10
II	18,143	0.10182	721	5/29/12	8%	78,436	72,866
III	26,857	0.10128	1078	5/21/13	9%	116,277	107,528

An increase of US$40,000 in the amount of the global program for the issuance of negotiable obligations was approved at the Company’s shareholders’ meeting held on April 14, 2010. The maximum amount of the program, which currently is up to US$60,000 or its equivalent in any other currency, must be up to US$100,000 or its equivalent in any other currency.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

NOTE 17:                    ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the F.A.C.P.C.E., which adopts the International Financial Reporting Standards issued by the International Accounting Standards Board (“I.A.S.B.”) for certain entities included within the public offering system regulated by Law 17811, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system. The application by the Company of these standards is mandatory starting January 1, 2012. The Company’s board of directors approved the specific implementation plan on April 28, 2010.

Technical Pronouncement No. 26 waives the compulsory application of the International Financial Reporting Standards to certain companies, even if they have negotiable securities within the public offering system (whether because of their capital or their negotiable obligations). The C.N.V. accepts accounting criteria set forth by other regulatory or control bodies, such as companies included in the Financial Institutions Law and insurance companies.

At the date of these financial statements, the Company is implementing the necessary changes in order to adopt (taking into consideration what is mentioned in the previous paragraph) the financial reporting standards on January 1, 2012, which mainly affect the presentation of the Company’s consolidated financial information. In this respect, the Company is working on the information models required by such accounting standards, both for the annual reporting of information and for information to be reported for interim periods. The main changes will affect (i) the reporting of the consolidated financial statements as main financial statements, (ii) the amendment of information to be included in the Notes to the financial statements, such as the classification of financial instruments, the level of importance of estimates made, and the disclosure of qualitative and quantitative aspects related to the management of financial risks, and (iii) the reconciliation of information by segments, among other aspects related to the presentation of information.

Additionally, Note 2.d. to the consolidated financial statements includes the steps taken by subsidiaries that were forced to adopt the abovementioned change in regulations.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Fixed Assets and Investments in Assets of a Similar Nature
For the nine-month period ended September 30, 2011
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule A

Main Account	At Beginning of Year	Increases	Decreases	Balance at Fiscal Year End	Depreciations					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Rate Annual %	Amount For the Period	Accumulated at the Close of Year
Real Estate	918	-	-	918	145	-	2	13	158	760	773
Furniture and Facilities	220	-	-	220	217	-	20	1	218	2	3
Machines and Equipment	545	183	-	728	422	-	20	36	458	270	123
Vehicles	128	108	-	236	15	-	20	34	49	187	113
Hardware	292	5	-	297	256	-	20	10	266	31	36
Totals as of 9/30/11	2,103	296	-	2,399	1,055	-		94	1,149	1,250	-
Totals as of 12/31/10	4,385	246	2,528	2,103	1,366	418		107	1,055	-	1,048

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Goodwill
For the nine-month period ended September 30, 2011
presented in comparative format.
 (Figures Stated in Thousands of Pesos)

Schedule B

Main Account	At Beginning of Year	Increases	Decreases	Balance at Fiscal Year End	Depreciations					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Rate Annual %	Amount For the Period	Accumulated at the Close of Year
Goodwill (Schedule C)	17,190	-	-	17,190	4,424	-	10	1,455	5,879	11,311	12,766
Totals as of 9/30/11	17,190	-	-	17,190	4,424	-		1,455	5,879	11,311	-
Totals as of 12/31/10	12,788	4,402	-	17,190	3,091	-		1,333	4,424	-	12,766

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Investments in Shares and other Negotiable Securities
Equity Investments
For the nine-month period ended September 30, 2011
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule C

Issuance and Characteristics of the Securities	Class	Face Value	Number	Market Cost	Market Price	Equity Method Value	Recorded Value as of 9/30/11	Recorded Value as of 12/31/10
Non-current Investments
Corporations. Section 33 of Law No.19550:
Companies subject to Direct and Indirect Control (Note 10 and Schedule G):
Banco de Galicia y Buenos Aires S.A.	Ordinary Class “A”	0.001	101	3,036,022	5,546,474	3,149,291	3,149,291	2,522,197
	Ordinary Class “B”	0.001	533,314,664
			533,314,765
	Goodwill (Schedule B)			17,190	-	-	11,311	12,766
Galicia Warrants S.A.	Ordinary	0.001	175,000	11,829	-	14,567	14,567	12,218
Galval Agente de Valores S.A.	Ordinary	0.001	49,870,052	13,274	-	4,775	4,775	8,184
Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	139	139	162
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	104,664	104,664	68,133
GV Mandataria de Valores S.A.	Ordinary	0.001	10,800	11	-	350	350	251
Compañía Financiera Argentina S.A.	Ordinary	0.001	16,726,875	25,669	-	26,175	26,175	-
Total				3,169,254	5,546,474	3,299,961	3,311,272	2,623,911

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Investments in Shares and other Negotiable Securities
Equity Investments (continued)
For the nine-month period ended September 30, 2011
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule C (continued)

Issuance and Characteristics of the Securities	INFORMATION ON THE ISSUING COMPANIES
	Latest Financial Statements (Note 10)
	Principal Line of Business	Date	Capital Stock		Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No.19550:
Companies subject to Direct and Indirect Control:
Banco de Galicia y Buenos Aires S.A.	Financial Activities	9/30/11	562,327		748,284		3,243,846	94.840741
Galicia Warrants S.A.	Issuance of Deposit Certificates and Warrants	9/30/11	200		4,192		16,637	87.500000
Galval Agente de Valores S.A.	Custody of Securities	9/30/11	8,184	(1)	(3,409)		4,775	100.000000
Net Investment S.A.	Information Technology	9/30/11	12		(26)		159	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	9/30/11	186		19,878	(2)	126,851	87.500337
GV Mandataria de Valores S.A.	Agent	9/30/11	12		110		389	90.000000
Compañía Financiera Argentina S.A.	Financial Activities	9/30/11	557,563		159,324		872,509	3.000000
(1) Equivalent to 49,870,052 thousand Uruguayan Pesos.
(2) For the three-month period ended 9/30/11.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Other Investments
For the nine-month period ended September 30, 2011
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule D

Main Account and Characteristics	Recorded Value as of 9/30/11	Recorded Value as of 12/31/10
Current Investments (*)
Deposits in Special Current Accounts (Note 11 and Schedule G)	36,835	24,803
Mutual Funds	907	1,198
Time Deposits	417	467
Total	38,159	26,468
(*) Include accrued interest, if applicable.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Allowances
For the nine-month period ended September 30, 2011
presented in comparative format.
(Figures Stated in Thousands of Pesos)
Schedule E

Captions	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-End	Balances at the Close of the Previous Fiscal Year
Deducted from Assets
- Impairment of Value of Tax Losses	8,843	8,671	2,181	15,333	8,843
- Impairment of Value of Minimum Presumed Income Tax Receivables	936	851	-	1,787	936
Total as of 9/30/11	9,779	9,522	2,181	17,120	-
Total as of 12/31/10	-	9,900	121	-	9,779

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Foreign Currency Assets and Liabilities
For the nine-month period ended September 30, 2011
presented in comparative format.
 (Figures Stated in Thousands of Pesos ($), Thousands of U.S. Dollars (U.S.$) and/or Euros (€))
Schedule G

Captions	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine currency as of 9/30/11	Amount and Type of Foreign Currency		Amount in Argentine Pesos as of 12/31/10
Assets
Current Assets
Cash and Due from Banks
- Cash in Custody in Other Banks	U.S.$	147.32	4.1650	614	U.S.$	165.83	653
Investments
- Deposits in Special Current Accounts	U.S.$	8,843.80	4.1650	36,834	U.S.$	6,301.21	24,802
Other Receivables
- Promissory Notes Receivable	U.S.$	216.54	4.1650	902	U.S.$	534.38	2,103
Total Current Assets				38,350			27,558
Non-current Assets
Other Receivables
- Promissory Notes Receivable	U.S.$	10,484.30	4.1650	43,667	U.S.$	14,165.31	55,754
Investments
- Equity Investments	U.S.$	1,146.38	4.1650	4,775	U.S.$	2,079.20	8,184
Total Non-current Assets				48,442			63,938
Total Assets				86,792			91,496
Liabilities
Current Liabilities
Financial Debt
- Negotiable Obligations	U.S.$	18,652.83	4.2050	78,436	U.S.$	10,761.37	42,787
Other Liabilities
- Provision for Expenses	U.S.$	242.63	4.2050	1,020	U.S.$	281.30	1,118
- Provision for Expenses		€0.50	5.6570	3		€0.50	3
Total Current Liabilities				79,459			43,908
Non-current Liabilities
Financial Debt
- Negotiable Obligations	U.S.$	27,652.20	4.2050	116,277	U.S.$	45,370.75	180,394
Total Non-current Liabilities				116,277			180,394
Total Liabilities				195,736			224,302
Memorandum Accounts
- Forward Purchase of Foreign Currency	U.S.$	28,000.00	4.2050	117,740	U.S.$	30,000.00	119,280

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Information Required by Section 64, Subsection b) of Law No. 19550
For the nine-month period ended September 30, 2011
presented in comparative format.
(Figures Stated in Thousands of Pesos)
Schedule H

Captions	Total as of 9/30/11	Administrative Expenses	Total as of 9/30/10
Salaries and Social Security Contributions	5,088	5,088	3,447
Bonuses	642	642	492
Entertainment, Transportation, and Per Diem	375	375	13
Services to the Staff	50	50	14
Training Expenses	56	56	69
Retirement Insurance	608	608	540
Directors’ and Syndics' Fees	1,116	1,116	926
Fees for Services	3,536	3,536	2,433
Taxes	1,908	1,908	6,827
Security Services	6	6	4
Insurance	247	247	249
Leases	3	3	2
Stationery and Office Supplies	54	54	46
Electricity and Communications	98	98	74
Maintenance Expenses	22	22	122
Depreciation of Fixed Assets	94	94	83
Bank Charges (*)	16	16	15
Condominium Expenses	35	35	94
General Expenses (*)	738	738	824
Vehicle Expenses	58	58	61
Trademark Leasing (*)	53	53	50
Expenses Corresponding to the “Global Program for the Issuance of Negotiable Obligations”	89	89	664
Totals	14,892	14,892	17,049

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. see Note 11 to the financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Additional Information to the Notes to the Financial Statements
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos)

NOTE 1:	SIGNIFICANT SPECIFIC LEGAL SYSTEMS CAUSING EXPIRATION OR RESURGENCE OF BENEFITS

None.

NOTE 2:
SIGNIFICANT CHANGES IN COMPANY ACTIVITIES OR OTHER CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT WILL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

a)	Receivables: see Note 9 to the financial statements.

b)	Debts: see Note 9 to the financial statements.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a)	Receivables: see Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

b)	Debts: see Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:	BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW 19550

See Note 10 and Schedule C to the financial statements.

NOTE 6:	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of September 30, 2011 and December 31, 2010 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:	PHYSICAL INVENTORY

As of September 30, 2011 and December 31, 2010, the Company did not have any inventory.

NOTE 8:	CURRENT VALUES

See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:	FIXED ASSETS

See Schedule A to the financial statements.

a)	Fixed assets that have been technically appraised:

As of September 30, 2011 and December 31, 2010, the Company did not have any fixed assets that have been technically appraised.

b)	Fixed assets not used because they are obsolete:

As of September 30, 2011 and December 31, 2010, the Company did not have any obsolete fixed assets which have a book value.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Additional Information to the Notes to the Financial Statements
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos) (continued)

NOTE 10:	EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11:	RECOVERABLE VALUES

As of September 30, 2011 and December 31, 2010, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:	INSURANCE

As of September 30, 2011 and December 31, 2010, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 9/30/11	Book Value as of 12/31/10
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft.	1,363	1,063	935
Vehicles	Theft, Robbery, Fire or Total Loss	270	187	113

NOTE 13:	POSITIVE AND NEGATIVE CONTINGENCIES

a)	Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders’ Equity:

None.

b)	Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:

As of September 30, 2011 and December 31, 2010, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:	IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

a)	Status of capitalization arrangements:

As of September 30, 2011 and December 31, 2010, there were no irrevocable contributions towards future share subscriptions.

b)	Cumulative unpaid dividends on preferred shares:

As of September 30, 2011 and December 31, 2010, there were no cumulative unpaid dividends on preferred shares.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"

Additional Information to the Notes to the Financial Statements
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos) (continued)

NOTE 15:	RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

See Note 12 to the financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary and Explanatory Statement by the Board of Directors
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format.
 (Figures Stated in Thousands of Pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Córdoba Stock Exchange Regulations, the board of directors of the Company hereby submits the following supplementary and explanatory information.

A. Current Assets:

a) Receivables:

1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of September 30, 2011 and December 31, 2010, the Company had not set up any allowances or provisions.

b) Inventory:

As of September 30, 2011 and December 31, 2010, the Company did not have any inventory.

B. Non-Current Assets:

a) Receivables:

See Schedule E.

b) Inventory:

As of September 30, 2011 and December 31, 2010, the Company did not have any inventory.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of September 30, 2011 and December 31, 2010, the Company did not have any fixed assets that have been technically appraised.
2) As of September 30, 2011 and December 31, 2010, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.d and Schedules B and C to the financial statements.
2) As of September 30, 2011 and December 31, 2010, there were no deferred charges.

C. Current Liabilities:

a) Liabilities:

1) See Note 9 to the financial statements.
2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and Provisions:

See Schedule E.

E. Foreign Currency Assets and Liabilities:

See Note 1.b. and Schedule G to the financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary and Explanatory Statement by the Board of Directors
For the nine-month period beginning on January 1, 2011 and ending on
September 30, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos) (continued)

F. Shareholders’ Equity:

1) As of September 30, 2011 and December 31, 2010, the shareholders’ equity did not include the "Irrevocable Advances towards Future Share Issues" account.

2) As of September 30, 2011 and December 31, 2010, the Company had not set up any technical appraisal reserve, nor has it reversed any reserve of that kind.

G. Miscellaneous:

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of September 30, 2011 and December 31, 2010, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of September 30, 2011 and December 31, 2010, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 9/30/11	Book Value as of 12/31/10
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft.	1,363	1,063	935
Vehicles	Theft, Robbery, Fire or Total Loss	270	187	113

6) As of September 30, 2011 and December 31, 2010, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of September 30, 2011 and December 31, 2010, the Company did not have any receivables including implicit interests or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, November 8, 2011.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of September 30, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal period ended September 30, 2011 reported by the Company amounts to AR$751,769. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On April 14, 2010, it was resolved at the Company’s ordinary shareholders' meeting to distribute the retained earnings as of December 31, 2009, through the allocation of AR$11,464 to legal reserve and AR$217,811 to discretionary reserve.

Furthermore, the above-mentioned shareholders’ meeting approved an increase of US$40,000 in the amount of the global program for the issuance of negotiable obligations. Therefore, the maximum amount of the program, which was up to US$60,000 or its equivalent in any other currency, must be up to US$100,000 or its equivalent in any other currency (see Note 16 to the financial statements.)

On May 7, 2010, the C.N.V. authorized, within the global program outstanding, the issuance of negotiable obligations class II, series I, II and III, for US$45,000. On June 8, 2010, series II and III corresponding to class II were issued (see Note 16 to the financial statements.)

On May 7, 2010, the Company entered into a purchase and sale agreement with Galicia Seguros S.A. to sell the functional units property of the Company located in Maipú 241, Autonomous City of Buenos Aires, for US$2,131. On September 23, 2010, the Argentine Superintendence of Insurance authorized the above-mentioned transaction. The corresponding deed of sale was executed on November 3, 2010.

On April 27, 2011, it was resolved at the Company’s ordinary shareholders' meeting to distribute the retained earnings as of December 31, 2010, through the allocation of AR$20,445 to legal reserve, AR$24,828 to cash dividends and AR$363,628 to discretionary reserve.

On May 3, 2011, in compliance with what was approved at the aforementioned ordinary shareholders’ meeting, the Company’s board of directors decided to put at the disposal of shareholders, from May 16 or at a later date in accordance with the rules and regulations in effect in the jurisdictions where the Company’s shares are listed, the amount of AR$24,828 as cash dividends, corresponding to the fiscal year ended December 31, 2010, an amount which represents 2% of the Company’s capital stock.

On September 6, 2011, the Company’s board of directors decided to purchase 16,726,875 ordinary registered non-endorsable shares, with a face value of $1 per share and entitled to one vote each, representing 3% of the capital stock of Compañía Financiera Argentina S.A., which were offered by Tarjetas Regionales S.A. The remaining 97% is held by Banco de Galicia y Buenos Aires S.A.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of September 30, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

BALANCE SHEET FIGURES

	9/30/11	9/30/10	9/30/09	9/30/08	9/30/07
Assets
Current Assets	47,429	30,469	38,118	21,849	93,189
Non-current Assets	3,356,190	2,493,238	2,174,190	1,980,670	1,777,162
Total Assets	3,403,619	2,523,707	2,212,308	2,002,519	1,870,351
Liabilities
Current Liabilities	90,895	58,937	164,216	203,415	65,178
Non-current Liabilities	116,283	184,880	42,974	6	195,311
Total Liabilities	207,178	243,817	207,190	203,421	260,489
Shareholders’ Equity	3,196,441	2,279,890	2,005,118	1,799,098	1,609,862
Total	3,403,619	2,523,707	2,212,308	2,002,519	1,870,351

INCOME STATEMENT

	9/30/11	9/30/10	9/30/09	9/30/08	9/30/07
Ordinary Operating Result	771,128	252,367	114,644	157,669	960
Financial Results	(23,664)	(33,687)	93,080	(11,618)	4,373
Other Income and Expenses	5,238	892	271	(1,753)	(855)
Net Operating Income	752,702	219,572	207,995	144,298	4,478
Income Tax	(933)	(281)	(28,032)	295	(3,084)
Net Income	751,769	219,291	179,963	144,593	1,394

RATIOS

	9/30/11	9/30/10	9/30/09	9/30/08	9/30/07
Liquidity	0.52180	0.51698	0.23212	0.10741	1.42976
Credit Standing	15.42848	9.35082	9.67768	8.84421	6.18015
Capital Assets	0.98607	0.98793	0.98277	0.98909	0.95018

The individual financial statements have been considered in order to disclose the balance sheet figures and net income statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 from the B.C.R.A. and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the F.A.C.P.C.E..

Progress Made Regarding Compliance with the Plan for the Implementation of the International Financial Reporting Standards (I.F.R.S.)

Pursuant to what was determined by the C.N.V. through General Resolution No. 562/09, the Company developed a plan for the Implementation of the I.F.R.S., which was approved by the board of directors of the Company at their meeting held on April 28, 2010.

After monitoring the specific plan for the implementation of the I.F.R.S., the board of directors of the Company is not aware of any circumstances that may require modifications to the above-referred plan or that may indicate a possible departure from the goals and dates set (see Note 17 to the financial statements.)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of September 30, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$))

Equity Investments in Other Controlled Companies

•	Banco de Galicia y Buenos Aires S.A.

See the notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

•	Net Investment S.A.

During fiscal years 2009 and 2010, this company entered into agreements for the repayment of irrevocable contributions made by its shareholders, determining that such contributions would be used for the absorption of the losses recorded at the end of each of the aforementioned fiscal years.

Taking into consideration the search of the board of directors of this company for new business alternatives, in fiscal year 2010 this company subscribed shares belonging to a foreign company that carries out activities related to business development through the internet. The equity investment held in this company to date represents 0.21% of corporate capital.

•	Sudamericana Holding S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by the Company in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by this company is one of the most important aspects of the Company’s strategy to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business during the fiscal period beginning on January 1, 2011 and ending on September 30, 2011 amounted to AR$432,969.

As of September 30, 2011, these companies had approximately 5.5 million insured in all their lines of business.

From a commercial standpoint, within a more favorable context, this company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase its sales.

As a result of this effort, the premium volume for the third quarter of 2011 exceeded that for the same period of the previous year by 45%.

•	Galicia Warrants S.A.

Galicia Warrants S.A. was established in 1993 and since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

The equity investment held by the Company in this company is 87.50%; the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

This company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

During the period beginning on January 1, 2011 and ending on September 30, 2011, Galicia Warrants S.A. has recorded income from services in the amount of AR$13,648. Net income for the period was AR$4,192.

As of September 30, 2011, deposit certificates and warrants issued amounted to AR$293,935, regarding merchandise under custody located throughout the country.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of September 30, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (U.S.$)) (continued)

Furthermore, this company will maintain its management capacity in order to render a better service and respond to the increase in the volume of business it believes the market will demand during this fiscal year.

•	Galval Agente de Valores S.A.

Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. The Company has a 100% interest in this company.

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of this company with the Registry of the Stock Exchange.

In September 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of September 30, 2011, it holds customers’ securities in custody in the amount of US$124,750, of which US$10,632 corresponds to the holding of securities belonging to the Company.

As of September 30, 2011, Galval Agente de Valores S.A. had recorded income in the amount of US$674, with a recorded net loss of US$933.

It is expected that if customers start looking for investments in the market that are more profitable than conservative positions, there will be a positive impact on this company’s income from fees from securities trading operations.

•	GV Mandataria de Valores S.A.

On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.).

The equity investment held by the Company in this company is 90%; the remaining 10% interest is held by Galval Agente de Valores S.A.

This company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, this company entered into an agreement to act as agent of Galval Agente de Valores S.A., which is currently the only activity it carries out.

Income from services amounted to AR$2,499 for the fiscal period beginning on January 1, 2011 and ending on September 30, 2011, with a pretax net income of AR$185.

The Company’s outlook for fiscal year 2011 is generally linked to the development of the Argentine economy, and particularly to the evolution of the financial system of Argentina.

Autonomous City of Buenos Aires, November 8, 2011.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

1.
In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of September 30, 2011, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the nine-month period then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the nine-month period ended September 30, 2011, with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the F.A.C.P.C.E. for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on November 8, 2011, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2011 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the C.N.V., respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by B.C.R.A. regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.
Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2011 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with B.C.R.A. regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to these financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

With respect to the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2011, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, November 08, 2011.

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal Address:
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.
We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2011, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the nine-month periods ended September 30, 2011 and 2010, as well as supplementary Notes 1 to 17 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Córdoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2011, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the nine-month periods ended September 30, 2011 and 2010, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the F.A.C.P.C.E. for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its shareholders’ equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by B.C.R.A. regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in effect in the Autonomous City of Buenos Aires.

4.
On February 17, 2011 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2010 and 2009 with an unqualified opinion, without qualifications regarding the B.C.R.A.'s regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5.
Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2010 and 2009 mentioned in item 4, we express the following:

a)
the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2011 and 2010 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with B.C.R.A. regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to these financial statements, we have no observations to make.

b)
the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2010.

6.	As called for by the regulations in effect, we report that:

a)
the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the C.N.V..

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)
We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange and the Informative Review as of September 30, 2011 and 2010, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)
As of September 30, 2011, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to AR$98,000.16, which was not yet due at that date.

Autonomous City of Buenos Aires, November 8, 2011.

PRICE WATERHOU.S.E & CO. S.R.L.